

SANTA FE FINANCIAL CORPORATION

2012

ANNUAL REPORT

On Form 10-K for Fiscal Year Ended June 30, 2012

Los Angeles:
10940 Wilshire Blvd., Suite 2150
Los Angeles, California 90024

Telephone: (310) 889-2500
Facsimile: (310) 889-2525

San Diego:
Post Office Box 270828
San Diego, California 92198-2828

Telephone: (858) 673-4722
Facsimile: (858) 673-5406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[x] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2012

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to_________

Commission File Number 0-6877

SANTA FE FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

NEVADA	95-2452529
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

10940 Wilshire Blvd., Suite 2150, Los Angeles, California 90024
(Address of principal executive offices)(Zip Code)

(310) 889-2500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.10 Par Value
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] Yes [X] No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.
[ ] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[X] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ]	Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act):
[ ] Yes [X] No

The aggregate market value of the Common Stock, no par value, held by non-affiliates computed by reference to the average bid and asked price on December 31, 2011 (the last business day of registrant's most recently completed second fiscal quarter ended December 31, 2011) was $2,722,000.

The number of shares outstanding of registrant's Common Stock, as of September 5, 2012 was 1,241,810

DOCUMENTS INCORPORATED BY REFERENCE: None

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain "forward-looking statements" within the meaning of the Private Securities Litigation reform Act of 1995. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They contain words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" "may," "could," "might" and other words or phrases of similar meaning in connection with any discussion of future operating or financial performance. From time to time we also provide forward-looking statements in our Forms 10-Q and 8-K, Annual Reports to Shareholders, press releases and other materials we may release to the public. Forward looking statements reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause actual results or outcomes to differ materially from those expressed in any forward looking statement. Consequently, no forward looking statement can be guaranteed and our actual future results may differ materially.

Factors that may cause actual results to differ materially from current expectations include, but are not limited to:

- risks associated with the lodging industry, including competition, increases in wages, labor relations, energy and fuel costs, actual and threatened pandemics, actual and threatened terrorist attacks, and downturns in domestic and international economic and market conditions, particularly in the San Francisco Bay area;

- risks associated with the real estate industry, including changes in real estate and zoning laws or regulations, increases in real property taxes, rising insurance premiums, costs of compliance with environmental laws and other governmental regulations;

- the availability and terms of financing and capital and the general volatility of securities markets;

- changes in the competitive environment in the hotel industry;

- risks related to natural disasters;

- litigation; and

- other risk factors discussed below in this Report.

We caution you not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. We undertake no obligation to publicly update any forward looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects on our Forms 10-K, 10-Q, and 8-K reports to the Securities and Exchange Commission.

PART I

Item 1. Business.

GENERAL

Santa Fe Financial Corporation ("Santa Fe" or the "Company" and may also be referred to as "we" "us" or "our" in this report) was incorporated under the name of Tri Financial Corporation in the State of Nevada on July 25, 1967 as a wholly owned subsidiary of Crateo, Inc., a public company. On October 31, 1969, Crateo issued a one-for-one stock dividend of all of its shares of Tri Financial to its common shareholders. On September 17, 1970, the name of the Corporation was changed to Santa Fe Financial Corporation.

As of June 30, 2012, approximately 79.9% of the outstanding common stock of Santa Fe was owned by The InterGroup Corporation ("InterGroup"), a public company (NASDAQ: INTG). As of June 30, 2012, Santa Fe owned approximately 68.8% of the common stock of Portsmouth Square, Inc. ("Portsmouth"), a public company (OTCBB: PRSI). InterGroup also directly owns approximately 12.5% of the common stock of Portsmouth.

The Company's principal source of operating revenue has been, and continues to be, derived from the management of its 68.8% owned subsidiary, Portsmouth. Portsmouth's principal business is conducted through its general and limited partnership interest in the Justice Investors limited partnership ("Justice" or the "Partnership"). The Company has a 50.0% limited partnership interest in Justice and serves as the Managing General Partner. The other general partner is Evon Corporation ("Evon"). Justice owns a 543 room hotel property located at 750 Kearny Street, San Francisco, California 94108, known as the "Hilton San Francisco Financial District" (the "Hotel") and related facilities, including a five level underground parking garage. The financial statements of Justice are consolidated with those of the Company. See Note 2 to the consolidated financial statements.

Most significant partnership decisions require the active participation and approval of both general partners. Pursuant to the terms of the partnership agreement, voting rights of the partners are determined according to the partners' entitlement to share in the net profit and loss of the partnership. The Company is not entitled to any additional voting rights by virtue of its position as a general partner. The partnership agreement provides that no portion of the partnership real property can be sold without the written consent of the general partners and the limited partners entitled to more than 72% of the net profit. The partnership agreement also provides that amendments to the agreement may be made only upon the consent of the general partners and at least seventy 75% of the interests of the limited partners and the consent of at least 75% of the interests of the limited partners will also be required to remove a general partner. As of June 30, 2012, there were 113 limited partners in Justice, including Portsmouth and Evon.

Historically, the Partnership's most significant source of income was a lease between Justice and Holiday Inn for the Hotel portion of the property. That lease was amended in 1995, and ultimately assumed by Felcor Lodging Trust, Inc. ("Felcor") in 1998. The lease of the Hotel to Felcor was terminated effective June 30, 2004. With the termination of the Hotel lease, Justice assumed the role of an owner/operator with the assistance of a third party management company. Effective July 1, 2004, the Hotel was operated as a Holiday Inn Select brand hotel pursuant to a short-term franchise agreement until it was temporarily closed for major renovations on May 31, 2005. The Hotel was reopened on January 12, 2006 to operate as a full service Hilton hotel, pursuant to a Franchise License Agreement with Hilton Hotels Corporation. Justice also has a Management Agreement with Prism Hospitality L.P. ("Prism") to perform the day-to-day management functions of the Hotel.

Until September 30, 2008, the Partnership also derived income from the lease of the parking garage to Evon. As discussed below, effective October 1, 2008, Justice entered into an installment sale agreement with Evon to purchase the remaining term of the garage lease and related garage assets at which time the garage became a part of the Partnership's operations. Justice also leases a portion of the lobby level of the Hotel to a day spa operator. Portsmouth also receives management fees as the Managing General Partner of Justice for its services in overseeing and managing the Partnership's assets and limited partnership distributions as may be declared by Justice.

The Company derives rental income from two multi-family, residential rental properties located in the Los Angeles area. The Company may also look for new real estate investment opportunities in hotels, apartments, office buildings and shopping centers. The acquisition of any new real estate investments will depend on the Company's ability to find suitable investment opportunities and the availability of sufficient financing to acquire such investments. To help fund any such acquisition, the Company may borrow funds to leverage its investment capital. The amount of any such debt will depend on a number of factors including, but not limited to, the availability of financing and the sufficiency of the acquisition property's projected cash flows to support the operations and debt service.

The Company also derives income from the investment of its cash and investment securities assets. The Company has invested in income-producing instruments, equity and debt securities and will consider other investments if such investments offer growth or profit potential. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of the Company's marketable securities and other investments.

RECENT BUSINESS DEVELOPMENTS

Garage Installment Sale Agreement and Parking Facilities Management Agreement

Effective October 1, 2008, Justice and Evon entered into an Installment Sale Agreement whereby the Partnership purchased all of Evon's right title and interest in the remaining term of its lease of the parking garage, which was to expire on November 30, 2010, and other related assets. The partnership also agreed to assume Evon's contract with Ace Parking Management, Inc. ("Ace Parking") for the management of the garage and any other liabilities related to the operation of the garage commencing October 1, 2008. The purchase price for the garage lease and related assets was approximately $755,000, payable in one down payment of approximately $28,000 and 26 equal monthly installments of approximately $29,000, which included interest at the rate of 2.4% per annum. The Note was fully paid as of November 2010.

On October 31, 2010, Justice Investors and Ace Parking entered into an amendment of the Parking Agreement to extend the term for a period of sixty two (62) months, commencing on November 1, 2010 and terminating December 31, 2015, subject to either party's right to terminate the agreement without cause on ninety (90) days written notice. The monthly management fee of $2,000 and the accounting fee of $250 remain the same, but the amendment modified how the Excess Profit Fee to be paid to Ace would be calculated. The amendment provides that, if net operating income ("NOI") from the garage operations exceeds $1,800,000 but is less than $2,000,000, Ace will be entitled to an Excess Profit Fee of one percent (1%) of the total annual NOI. If the annual NOI is $2,000,000 or higher, Ace will be entitled to an Excess Profit Fee equal to two percent (2%) of the total annual NOI. The prior Excess Profit Fee entitled Ace to receive three percent of NOI in excess of $150,000.

Amendments to Justice Investors Limited Partnership Agreement

On December 1, 2008, Portsmouth and Evon, as the two general partners of Justice, entered into a 2008 Amendment to the Limited Partnership Agreement (the "Amendment") that provides for a change in the respective roles of the general partners. Pursuant to the Amendment, Portsmouth assumed the role of Managing General Partner and Evon continued on as the Co-General Partner of Justice. The Amendment was ratified by approximately 98% of the limited partnership interests. The Amendment also provides that future amendments to the Limited Partnership Agreement may be made only upon the consent of the general partners and at least seventy five percent (75%) of the interests of the limited partners. Consent of at least 75% of the interests of the limited partners will also be required to remove a general partner pursuant to the Amendment.

Effective November 30, 2010, the general and limited partners of Justice Investors entered into an Amended and Restated Agreement of Limited Partnership, which was approved and ratified by more than 98% of the limited partnership interests of Justice. The Partnership Agreement was amended and restated in its entirety to comply with the new provisions of the California Corporations Code known as the "Uniform Limited Partnership Act of 2008". The amendment did not result in any material modifications of the rights or obligations of the general and limited partners.

New General Partner Compensation Agreement

Concurrent with the December 2008 Amendment to the Limited Partnership Agreement, a new General Partner Compensation Agreement (the "Compensation Agreement") was entered into on December 1, 2008, among Justice, Portsmouth and Evon to terminate and supersede all prior compensation agreement for the general partners. Pursuant to the Compensation Agreement, the general partners of Justice are entitled to receive an amount equal to 1.5% of the gross annual revenues of the Partnership (as defined), less $75,000 to be used as a contribution toward the cost of Justice engaging an asset manager. In no event shall the annual compensation be less than a minimum base of approximately $285,000, with eighty percent (80%) of that amount being allocated to Portsmouth for its services as managing general partner and twenty percent (20%) allocated to Evon as the co-general partner. Compensation earned by the general partners in each calendar year in excess of the minimum base, will be payable in equal fifty percent (50%) shares to Portsmouth and Evon. During the years ended June 30, 2012 and 2011, the general partners were paid approximately $562,000 and $468,000 respectively, under the applicable compensation agreements. Of those amounts, approximately $366,000 and $323,000 was paid to Portsmouth for fiscal 2012 and 2011.

Comstock Mining, Inc. Debt Restructuring

On October 20, 2010, as part of a debt restructuring of one of its investments, the Company exchanged approximately $6,659,000 in notes, convertible notes and debt instruments that it held in Comstock Mining, Inc. ("Comstock" – now NYSE MKT: LODE) for 6,659 shares ($1,000 stated value) of newly created 7 1/2% Series A-1 Convertible Preferred Stock (the "A-1 Preferred") of Comstock. Prior to the exchange, those notes and convertible debt instruments had a carrying value of $1,085,000, net of impairment adjustments. The Company accounted for the transaction as an exchange of its debt securities and recorded the new instruments (A-1 Preferred) received based on their fair value. The Company estimated the fair value of the A-1 Preferred at $1,000 per share, which was the stated value of the instrument, for a total of $6,659,000. The fair value of the A-1 Preferred had a similar value to the Series B preferred stock financing (stated value of $1,000 per share) by which Comstock concurrently raised $35.7 million in new capital from other investors in October 2010. The Company recorded an unrealized gain of $5,574,000 related to the preferred stock received in exchange for debt as part of the debt restructuring. See Note 6 to the Consolidated Financial Statements.

HILTON HOTELS FRANCHISE LICENSE AGREEMENT

On December 10, 2004, the Partnership entered into a Franchise License Agreement with Hilton Hotels Corporation (the "Franchise Agreement") for the right to operate the Hotel as a Hilton brand hotel. The term of the Franchise Agreement is for 15 years commencing on the opening date of the Hotel, January 12, 2006, with an option to extend that Agreement for another five years, subject to certain conditions.

Pursuant to the Franchise Agreement, the Partnership paid monthly royalty fees for the first two years of three percent (3%) of the Hotel's gross room revenue, as defined, for the preceding calendar month; the third year was at four percent (4%) of the Hotel's gross room revenue; and the fourth year until the end of the term will be five percent (5%) of the Hotel's gross room revenue. Justice also pays a monthly program fee of four percent (4%) of the Hotel's gross room revenue. The amount of the monthly program fee is subject to change; however, the increase cannot exceed one percent (1%) of the Hotel gross room revenue in any calendar year, and the cumulative increases in the monthly fees will not exceed five percent (5%) of gross room revenue. The Partnership also pays a monthly information technology recapture charge of 0.75% of the Hotel's gross revenue. Due to the difficult economic environment, Hilton agreed to reduce its information technology fees to 0.65% for the 2010 calendar year.

Prior to operating the Hotel as a Hilton hotel, the Partnership was required to make substantial renovations to the Hotel to meet Hilton standards in accordance with a product improvement plan ("PIP") agreed upon by Hilton and the Partnership, as well as comply with other brand standards. That project included a complete renovation and upgrade of all of the Hotel's guestrooms, meeting rooms, common areas and restaurant and bar. As of January 12, 2006, the Hotel renovation work was substantially completed, at which time Justice obtained approval from Hilton to open the Hotel as the "Hilton San Francisco Financial District". The Hotel opened with a limited number of rooms available to rent, which increased as the Hotel transitioned into full operations by the end of February 2006.

The total cost of the construction-renovation project of the Hotel was approximately $37,030,000, which includes approximately $630,000 in interest costs incurred during the construction phase that were capitalized. To meet those substantial financial commitments, and the costs of operations during the renovation period and for the first five months when the Hotel ramped up its operations, the Partnership has relied on additional borrowings to meet its obligations. As discussed in Item 2. Properties, the Partnership was able to secure adequate financing, collateralized by the Hotel, to meet those commitments.

HOTEL MANAGEMENT COMPANY AGREEMENT

In February 2007, the Partnership terminated its prior hotel management agreement with Dow Hotel Company and entered into a management agreement with Prism Hospitality ("Prism") to manage and operate the Hotel as its agent, effective February 10, 2007. Prism is an experienced Hilton approved operator of upscale and luxury hotels throughout the Americas. The agreement is effective for a term of ten years, unless the agreement is extended as provided in the agreement, and the Partnership has the right to terminate the agreement upon ninety days written notice without further obligation. Under the management agreement, the Partnership is to pay base management fees of 2.5% of gross operating revenues for the fiscal year. However, 0.75% of the stated management fee is due only if the partially adjusted net operating income for the subject fiscal year exceeds the amount of a minimum Partnership return ($7 million) for that fiscal year. Prism is also entitled to an incentive management fee if certain milestones are accomplished. No incentive fees were earned during the fiscal years ended June 30, 2012 and 2011. In support of the Partnership's efforts to reduce costs in this difficult economic environment, Prism agreed to reduce its management fees by fifty percent from January 1, 2009 through December 31, 2010, after which the original fee provision went back into effect. Management fees paid to Prism during the years ended June 30, 2012 and 2011 were $626,000 and $469,000, respectively.

GARAGE OPERATIONS

As discussed above, until September 30, 2008, the garage portion of the Hotel property was leased by the Partnership to Evon. Effective October 1, 2008, Justice and Evon entered into an Installment Sale Agreement whereby the Partnership purchased all of Evon's right title and interest in the remaining term of its lease of the parking garage, which was to expire on November 30, 2010, and other related assets. The Partnership also agreed to assume Evon's contract with Ace Parking Management, Inc. ("Ace Parking") for the management of the garage and any other liabilities related to the operation of the garage commencing October 1, 2008.

The garage is currently operated by Ace Parking for the Partnership pursuant to a Parking Facilities Management Agreement (the "Parking Agreement"). The initial term of the Parking Agreement was to expire on October 31, 2010, with an option to renew for another five-year term. Pursuant to that agreement, the Partnership paid Ace Parking a management fee of $2,000 per month, an accounting fee equal to $250 per month, plus "Excess Profit Fee" equal to three percent (3%) of annual net profits in excess of $150,000.

On October 31, 2010, Justice Investors and Ace Parking entered into an amendment of the Parking Agreement to extend the term for a period of sixty two (62) months, commencing on November 1, 2010 and terminating December 31, 2015, subject to either party's right to terminate the agreement without cause on ninety (90) days written notice. The monthly management fee of $2,000 and the accounting fee of $250 remain the same, but the amendment modified how the Excess Profit Fee to be paid to Ace would be calculated. The amendment provides that, if net operating income ("NOI") from the garage operations exceeds $1,800,000 but is less than $2,000,000, Ace will be entitled to an Excess Profit Fee of one percent (1%) of the total annual NOI. If the annual NOI is $2,000,000 or higher, Ace will be entitled to an Excess Profit Fee equal to two percent (2%) of the total annual NOI.

TRU SPA LEASE

Approximately 5,400 square feet of space on the lobby level of the Hotel is leased to Tru Spa for the operation of a health and beauty spa. The lease expires in May 2013, with a five year option to extend the term. The spa lease provides for minimum monthly rent of $14,000. Minimum rental amounts are subject to adjustment every three years based on increases in the Consumer Price Index.

CHINESE CULTURE FOUNDATION LEASE

On March 15, 2005, the Partnership entered into an amended lease with the Chinese Culture Foundation of San Francisco (the "Foundation") for the third floor space of the Hotel commonly known as the Chinese Cultural Center, which the Foundation had right to occupy pursuant to a 50-year nominal rent lease.

The amended lease requires the Partnership to pay to the Foundation a monthly event space fee in the amount of $5,000, adjusted annually based on the local Consumer Price Index. The term of the amended lease expires on October 17, 2023, with an automatic extension for another 10 year term if the property continues to be operated as a hotel. This amendment allowed Justice to incorporate the third floor into the renovation of the Hotel resulting in a new ballroom for the joint use of the Hotel and new offices and a gallery for the Chinese Culture Center.

Seasonality

Hotel's operations historically have been seasonal. Like most hotels in the San Francisco area, the Hotel generally maintains higher occupancy and room rates during the first and second quarters of its fiscal year (July 1 through December 31) than it does in the third and fourth quarters (January 1 through June 30). These seasonal patterns can be expected to cause fluctuations in the quarterly revenues from the Hotel.

Competition

The hotel industry is highly competitive. Competition is based on a number of factors, most notably convenience of location, brand affiliation, price, range of services and guest amenities or accommodations offered and quality of customer service. Competition is often specific to the individual market in which properties are located.

The Hotel is located in an area of intense competition from other hotels in the Financial District and San Francisco in general. The Hotel is somewhat limited by having only 15,000 square feet of meeting room space. Other hotels, with greater meeting room space, may have a competitive advantage by being able to attract larger groups and small conventions. Increased competition from new hotels, or hotels that have been recently undergone substantial renovation, could have an adverse effect on occupancy, average daily rate ("ADR") and room revenue per available room ("RevPar") and put pressure on the Partnership to make additional capital improvements to the Hotel to keep pace with the competition.

The Hotel's target market is business travelers, leisure customers and tourists, and small to medium size groups. Since the Hotel operates in an upper scale segment of the market, we also face increased competition from providers of less expensive accommodations, such as limited service hotels, during periods of economic downturn when leisure and business travelers become more sensitive to room rates. Like other hotels, we have experienced some decrease in some higher rated corporate and business travel as many companies have cut their travel and entertainment budgets in response to economic conditions. As a result, there could be added pressure on all hotels in the San Francisco market to lower room rates in an effort to maintain occupancy levels during such periods. Although we have seen some signs of recovery in the San Francisco market during the 2012 fiscal year, like all hotels, we will remain subject to the uncertain domestic and global economic environment.

In this highly competitive market, we continue with our efforts to upgrade our guest rooms and facilities and explore new and innovative ways to differentiate the Hotel from its competition. During fiscal 2012, we completed several projects to enhance the guest experience, including our new executive lounge on the 26th floor of the Hotel and the upgrading of the lobby and common areas of the Hotel. We have also made improvements to our restaurant facilities and food and beverage services and have upgraded internet connectivity throughout the Hotel and are providing more technological amenities for our guests. We continue to make the Hotel more energy efficient and have enhanced our recycling program to support the concept of a greener world while reducing our operating costs. The Hotel also became a groundbreaker in implementing Hilton's Huanying ("Welcome") program which features a tailored experience for Chinese travelers. We have also taken important steps to further develop our ties to the local Chinese community and the City as part of being a good corporate citizen and to promote new business.

Moving forward, we will continue to focus on cultivating more international business, especially from China, and capturing a greater percentage of the higher rated business, leisure and group travel. During the last twelve months, we have seen improvement in business and leisure travel. If that trend in the San Francisco market and the hotel industry continues, it should translate into an increase in room revenues and profitability. However, like all hotels, it will remain subject to the uncertain domestic and global economic environment.

The Hotel is also subject to certain operating risks common to all of the hotel industry, which could adversely impact performance. These risks include:

- Competition for guests and meetings from other hotels including competition and pricing pressure from internet wholesalers and distributors;

- increases in operating costs, including wages, benefits, insurance, property taxes and energy, due to inflation and other factors, which may not be offset in the future by increased room rates;
- labor strikes, disruptions or lock outs;
- dependence on demand from business and leisure travelers, which may fluctuate and is seasonal;
- increases in energy costs, cost of fuel, airline fares and other expenses related to travel, which may negatively affect traveling;
- terrorism, terrorism alerts and warnings, wars and other military actions, pandemics or other medical events or warnings which may result in decreases in business and leisure travel; and
- adverse effects of downturns and recessionary conditions in international, national and/or local economies and market conditions.

Environmental Matters

In connection with the ownership of the Hotel, the Company is subject to various federal, state and local laws, ordinances and regulations relating to environmental protection. Under these laws, a current or previous owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on, under or in such property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances.

Environmental consultants retained by the Partnership or its lenders conducted updated Phase I environmental site assessments in fiscal year ended June 30, 2008 on the Hotel property. These Phase I assessments relied, in part, on Phase I environmental assessments prepared in connection with the Partnership's first mortgage loan obtained in July 2005. Phase I assessments are designed to evaluate the potential for environmental contamination on properties based generally upon site inspections, facility personnel interviews, historical information and certain publicly-available databases; however, Phase I assessments will not necessarily reveal the existence or extent of all environmental conditions, liabilities or compliance concerns at the properties.

Although the Phase I assessments and other environmental reports we have reviewed disclose certain conditions on our properties and the use of hazardous substances in operation and maintenance activities that could pose a risk of environmental contamination or liability, we are not aware of any environmental liability that we believe would have a material adverse effect on our business, financial position, results of operations or cash flows.

The Company believes that the Hotel is in compliance, in all material respects, with all federal, state and local environmental ordinances and regulations regarding hazardous or toxic substances and other environmental matters, the violation of which could have a material adverse effect on the Company. The Company has not received written notice from any governmental authority of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental matters in connection with any of its present properties.

EMPLOYEES

As of June 30, 2012, Santa Fe had three full-time employees. The employees of the Company are not part of any collective bargaining agreement, and the Company believes that its employee relations are satisfactory.

Employees of Justice and management of the Hotel are not unionized and the Company believes that their relationships with the Hotel are satisfactory and consistent with the market in San Francisco. Most of the non-management employees of the Hotel are part of three different unions: (1) Local 2 of the Hotel Employees and Restaurant Employees Union ("UNITE HERE"); (2) Stationary Engineers, Local 39; and (3) the Teamsters Local 856.

The Hotel's contract with Local 2 expired on August 14, 2009. The Parties met on February 28, 2012 and negotiated the terms of a successor collective bargaining agreement. The parties reached a tentative agreement on that date and are awaiting receipt of the final, ratified agreement from Local 2. The new agreement is scheduled to expire on August 14, 2013.

The Hotel has two other labor agreements. An extension agreement with the Stationary Engineers, Local 39 was agreed to in May 2011 with an expiration date of July 31, 2013. A new contract with Teamsters Local 856 was reached on March 10, 2011 with an expiration date of December 31, 2012. Local 856 is required to send notice of intent to negotiate an agreement 60 days before its expiration.

ADDITIONAL INFORMATION

The Company files annual and quarterly reports on Forms 10-K and 10-Q, current reports on Form 8-K and other information with the Securities and Exchange Commission ("SEC" or the "Commission"). The public may read and copy any materials that we file with the Commission at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549, on official business days during the hours of 10:00 a.m. to 3:00 p.m. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

Other information about the Company can be found on our parent company's website www.intgla.com. Reference in this document to that website address does not constitute incorporation by reference of the information contained on the website.

Item 1A. Risk Factors.

Not required for smaller reporting companies.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

SAN FRANCISCO HOTEL PROPERTY

The Hotel is owned directly by the Partnership. The Hotel is centrally located near the Financial District in San Francisco, one block from the Transamerica Pyramid. The Embarcadero Center is within walking distance and North Beach is two blocks away. Chinatown is directly across the bridge that runs from the Hotel to Portsmouth Square Park. The Hotel is a 31-story (including parking garage), steel and concrete, A-frame building, built in 1970. The Hotel has 543 well-appointed guest rooms and luxury suites situated on 22 floors as well as a 5,400 square foot Tru Spa health and beauty spa on the lobby level. The third floor houses the Chinese Culture Center and grand ballroom. The Hotel has approximately 15,000 square feet of meeting room space, including the grand ballroom. Other features of the Hotel include a 5-level underground parking garage and pedestrian bridge across Kearny Street connecting the Hotel and the Chinese Culture Center with Portsmouth Square Park in Chinatown. The bridge, built and owned by the Partnership, is included in the lease to the Chinese Culture Center.

Since the Hotel just completed renovations, there is no present program for any further major renovations; however, the Partnership expects to expend at least 4% of gross annual Hotel revenues each year for capital improvements and requirements. In the opinion of management, the Hotel is adequately covered by insurance.

HOTEL FINANCINGS

On July 27, 2005, Justice entered into a first mortgage loan with The Prudential Insurance Company of America in a principal amount of $30,000,000 (the "Prudential Loan"). The term of the Prudential Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Prudential Loan calls for monthly installments of principal and interest in the amount of approximately $165,000, calculated on a 30-year amortization schedule. The Loan is collateralized by a first deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Prudential Loan is without recourse to the limited and general partners of Justice. The principal balance of the Prudential Loan was $26,599,000 as of June 30, 2012.

On March 27, 2007, Justice entered into a second mortgage loan with Prudential (the "Second Prudential Loan") in a principal amount of $19,000,000. The term of the Second Prudential Loan is for approximately 100 months and matures on August 5, 2015, the same date as the first Prudential Loan. The Second Prudential Loan is at a fixed interest rate of 6.42% per annum and calls for monthly installments of principal and interest in the amount of approximately $119,000, calculated on a 30-year amortization schedule. The Second Prudential Loan is collateralized by a second deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Second Prudential Loan is also without recourse to the limited and general partners of Justice. The principal balance of the Second Prudential Loan was $17,722,000 as of June 30, 2012.

The Partnership had a $2,500,000 unsecured revolving line of credit facility with a bank that was to mature on April 30, 2010. Effective April 29, 2010, the Partnership obtained a modification from the bank which converted its revolving line of credit facility to a term loan. The Partnership also obtained a waiver of any prior noncompliance with financial covenants. The modification provides that Justice will pay the $2,500,000 balance on its line of credit facility over a period of four years, to mature on April 30, 2014. This term loan calls for monthly principal and interest payments of $41,000, calculated on a six-year amortization schedule, with interest only from May 1, 2010 to August 31, 2010. Pursuant to the modification, the annual floating interest rate was reduced by 0.5% to the WSJ Prime Rate plus 2.5% (with a minimum floor rate of 5.0% per annum). The modification provides for new financial covenants that include specific financial ratios and a return to minimum profitability after June 30, 2011. Management believes that the Partnership has the ability to meet the specific covenants and the Partnership was in compliance with the covenants as of June 30, 2012. The Partnership paid a loan modification fee of $10,000. The loan continues as unsecured. As of June 30, 2012 and 2011, the interest rate was 5.75% and the outstanding balances were $1,702,000 and $2,202,000, respectively.

LOS ANGELES, CALIFORNIA APARTMENT BUILDINGS

The property owned and consolidated by the Company's 55.4% subsidiary, Woodland Village, is a 27-unit apartment complex located Los Angeles, California. The Company's equity interest in Woodland Village was acquired on September 29, 1999 at a cost of $4,075,000. For the year ended June 30, 2012, real estate property taxes were approximately $59,000. Depreciation is recorded on the straight-line method based upon an estimated useful life of 40 years. In November 2010, Woodland Village refinanced its $1,641,000 adjustable rate mortgage note payable on its 27-unit apartment building for a new 10-year fixed rate mortgage in the amount of $3,260,000. The interest rate on the new loan is fixed at 4.85% per annum, with monthly principal and interest payments based on a 30-year amortization schedule. The note matures in December 2020. With the proceeds, Woodland Village loaned $831,000 to Santa Fe and $669,000 to InterGroup under the same terms. The intercompany loan of $831,000 to Santa Fe was eliminated in consolidation. The loan balance of $654,000 to Intergroup is included in other assets, net in the consolidated balance sheet. As of June 30, 2012, the outstanding mortgage balance was $3,189,000.

The second Los Angeles property, Acanto, which is wholly owned by the Company, is a two-story apartment building with 2 units. The property was acquired on February 1, 2002 at an initial cost of $785,000. For the year ended June 30, 2012, real estate property taxes were approximately $11,000. Depreciation is recorded on the straight-line method, based upon an estimated useful life of 40 years. The outstanding mortgage balance was approximately $388,000 at June 30, 2012 and the maturity date of the mortgage is January 2032 and is collateralized by the property. The interest rate is variable and was 6.45% at June 30, 2012.

Effective August 1, 2005, the Company entered into a Management Agreement with Century West Properties, Inc. ("Century West") to act as an agent of the Company to rent and manage both of the Company's residential rental properties in the Los Angeles, California area. The Management Agreement with Century West was for a term of twelve months ending on July 31, 2006 and continues thereafter on a month-to-month basis, unless terminated upon 30 days prior written notice. The Management Agreements provide for a monthly fee equal to 4% of the monthly gross receipts from the properties with resident managers and a fee of 4 1/2% of monthly gross receipts for properties without resident managers. For the years ended June 30, 2012 and 2011, management fees were $23,000 and $22,000, respectively.

Woodland Village and Acanto lease units in the apartment buildings on a short-term basis, with no lease extending beyond one year. For the year ended June 30, 2012, the economic occupancy (gross potential less rent below market, vacancy loss, bad debt, discounts and concessions divided by gross potential rent) for Woodland Village and Acanto was 73% and 92%, respectively. The physical occupancy (gross potential rent less vacancy loss divided by gross potential rent) for the year ended June 30, 2012 for Woodland Village and Acanto was 99% and 100%, respectively.

In the opinion of management, both rental properties are adequately covered by insurance.

LAND HELD FOR DEVELOPMENT

On August 29, 2007, the Board of Directors of Portsmouth authorized an investment of $973,000 for Portsmouth to acquire a 50% equity interest in Intergroup Uluniu, Inc., a Hawaii corporation ("Uluniu") in a related party transaction. Uluniu was a 100% owned subsidiary of The InterGroup Corporation ("InterGroup"). Uluniu owns an approximately two-acre parcel of unimproved land located in Kihei, Maui, Hawaii which is held for development. The Company's investment in Uluniu represents an amount equal to the costs paid by InterGroup for the acquisition and carrying costs of the property through August 2007.

Uluniu intends to obtain the entitlements and permits necessary for the joint development of the parcel with an adjoining landowner into residential units. After the completion of this predevelopment phase, the Uluniu will determine whether it more advantageous to sell the entitled property or to commence with construction. Due to current economic conditions, the project is on hold.

Item 3. Legal Proceedings.

The Company is not subject to any legal proceedings requiring disclosure.

Item 4. Mine Safety Disclosures.

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

MARKET INFORMATION

Santa Fe's common stock is traded on the OTC Bulletin Board ("OTCBB") under the symbol: SFEF.OB The following table sets forth the range of the high and low bid quotations as reported by the OTCBB for Santa Fe's common stock for each full quarterly period for the years ended June 30, 2012 and 2011. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not represent actual transactions.

Fiscal 2012	High	Low
First Quarter (7/ 1 to 9/30)	$18.00	$13.85
Second Quarter (10/1 to 12/31)	$14.00	$11.25
Third Quarter (1/1 to 3/31)	$20.00	$11.76
Fourth Quarter (4/1 to 6/30)	$18.50	$15.50
Fiscal 2011		
First Quarter (7/ 1 to 9/30)	$12.00	$ 6.25
Second Quarter (10/1 to 12/31)	$20.00	$ 8.55
Third Quarter (1/1 to 3/31)	$15.00	$11.00
Fourth Quarter (4/1 to 6/30)	$21.00	$15.00

As of June 30, 2012, the number of holders of record of the Company's Common Stock was approximately 220. Such number of owners was determined from the Company's shareholders records and does not include beneficial owners of the Company's Common Stock whose shares are held in the names of various brokers, clearing agencies or other nominees. Including beneficial holders, there are approximately 420 shareholders of the Company's Common Stock.

Dividends

On February 1, 2000, the Board of Directors of the Company determined that it did not foresee the Company paying any cash dividends on its Common Stock in the immediate future. Instead, it is the intent of the Company to deploy its capital in a manner to increase its operating and investment activities.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Santa Fe has no securities authorized for issuance under equity compensation plans.

PURCHASES OF EQUITY SECURITIES

Santa Fe did not repurchase any of its own securities during the last quarter of its fiscal year ending June 30, 2012.

Item 6. Selected financial Data.

Not required for smaller reporting companies.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

RESULTS OF OPERATIONS

The Company's principal sources of revenue continue to be derived from the investment of its 68.8% owned subsidiary, Portsmouth, in the Justice Investors limited partnership ("Justice" or the "Partnership"), rental income from its investments in multi-family real estate properties and income received from investment of its cash and securities assets. Portsmouth has a 50.0% limited partnership interest in Justice and serves as the managing general partner of Justice. Evon Corporation ("Evon") serves as the other general partner. Justice owns a 543 room hotel property located at 750 Kearny Street, San Francisco, California 94108, known as the "Hilton San Francisco Financial District" (the "Hotel") and related facilities, including a five-level underground parking garage. The financial statements of Justice have been consolidated with those of the Company. See Note 2 to the Consolidated Financial Statements.

The Hotel is operated by the Partnership as a full service Hilton brand hotel pursuant to a Franchise License Agreement with Hilton Hotels Corporation. The term of the Agreement is for a period of 15 years commencing on January 12, 2006, with an option to extend the license term for another five years, subject to certain conditions. Justice also has a Management Agreement with Prism Hospitality L.P. ("Prism") to perform the day-to-day management functions of the Hotel.

The parking garage that is part of the Hotel property is managed by Ace Parking pursuant to a contract with the Partnership. Justice also leases a portion of the lobby level of the Hotel to a day spa operator. Portsmouth also receives management fees as a general partner of Justice for its services in overseeing and managing the Partnership's assets. Those fees are eliminated in consolidation.

In addition to the operations of the Hotel, the Company also generates income from the ownership and management of real estate. On December 31, 1997, the Company acquired a controlling 55.4% interest in Intergroup Woodland Village, Inc. ("Woodland Village") from InterGroup. Woodland Village's major asset is a 27-unit apartment complex located in Los Angeles, California. The Company also owns a two-unit apartment building in Los Angeles, California.

Fiscal Year Ended June 30, 2012 Compared to Fiscal Year Ended June 30, 2011

The Company had net income of $824,000 for the year ended June 30, 2012 compared to net income of $5,096,000 for the year ended June 30, 2011. The decrease in net income is primarily attributable to the recording of an unrealized gain of $5,753,000 in fiscal 2011 related to the preferred stock of Comstock received by the Company in exchange for debt as part of the debt restructuring, losses from investing activities in the current year, partially offset by a significant improvement in hotel operations.

The Company had net income from hotel operations of $4,014,000 for the fiscal year ended June 30, 2012, compared to net income of $613,000 for the fiscal year ended June 30, 2011. The significant increase in net income from hotel operations is primarily attributable to a $5,054,000 increase in room revenues and a $1,305,000 decrease in depreciation and amortization expense as many of the furniture and fixture improvements from the renovation of the Hotel reached full deprecation during fiscal 2011.

The following table sets forth a more detailed presentation of Hotel operations for the years ended June 30, 2012 and 2011.

For the years ended June 30,	2012	2011
Hotel revenues:		
Hotel rooms	$ 32,893,000	$ 27,839,000
Food and beverage	5,779,000	5,028,000
Garage	2,765,000	2,599,000
Other operating departments	1,025,000	816,000
Total hotel revenues	42,462,000	36,282,000
Operating expenses excluding interest, depreciation and amortization	(33,465,000)	(29,299,000)
Operating income before interest, depreciation and amortization	8,997,000	6,983,000
Interest	(2,724,000)	(2,806,000)
Depreciation and amortization	(2,259,000)	(3,564,000)
Net income from hotel operations	$ 4,014,000	$ 613,000

For the fiscal year ended June 30, 2012, the Hotel generated operating income of $8,997,000 before interest, depreciation and amortization, on total operating revenues of $42,462,000 compared to operating income of $6,983,000 before interest, depreciation and amortization, on operating revenues of $36,282,000 for the fiscal year ended June 30, 2011. The increase in income from Hotel operations is primarily attributable to increases in room, food and beverage, and other revenues in the current year, partially offset by an increase in operating expenses due to higher labor costs and increased staffing to improve guest satisfaction as well as greater franchise and management fees which are based on a percentage of revenues.

Room revenues increased by $5,054,000 for the fiscal year ended June 30, 2012 compared to the fiscal year ended June 30, 2011 and food and beverage revenues increased by $751,000 for the same period. The increase in room revenues was primarily attributable to a significant increase in average daily room rates during fiscal 2012 as the Hotel continued to see an increase in higher rated leisure, corporate and group business travel, which also resulted in higher in food and beverage revenues.

The following table sets forth the average daily room rate, average occupancy percentage and room revenue per available room ("RevPar") of the Hotel for the fiscal years ended June 30, 2012 and 2011.

Fiscal Year ended June 30,	Average Daily Rate	Average Occupancy %	RevPar
2012	$191	87%	$166
2011	$163	86%	$140

The operations of the Hotel experienced an increase in the higher rated business, leisure and group travel segments in the fiscal 2012 as the hospitality industry in the San Francisco market continued to show signs of recovery. As a result, the Hotel's average daily rate increased significantly by $28 for the fiscal year ended June 30, 2012 compared to the fiscal year ended June 30, 2011. The increase in occupancy of 1% was due to continued increased demand for hotel rooms in San Francisco and the Hotel's ability to capture a greater share of those rooms within its market set. Due to that increased demand, the Hotel was able to reduce the amount of discounted Internet business that it was forced to take in prior years to maintain occupancy in a very competitive market and recessionary economic conditions. As a result, the Hotel was able to achieve a RevPar number that was $26 higher than fiscal 2011.

During the past couple of years, we have seen our management team guide our Hotel through a difficult economic period by taking bold steps to reduce expenses and implement innovative strategies in order to improve operations and enhance our competitiveness in the market. As a result, we were well positioned to take advantage of the gradual recovery that took place in the San Francisco market. We saw a significant improvement in room rates as the Hotel was able to expand its share of the higher rated business and leisure travel which increased our operating revenues and profitability. Those results made it possible for Justice Investors to declare its first limited partnership distribution since September 2008 as the Partnership made a total distribution in the amount of $1,000,000 in December 2011, of which Portsmouth received $500,000. The general partners of Justice will continue to monitor and review the operations and financial results of the Hotel and to set the amount of any future distributions that may be appropriate based on operating results, cash flows and other factors, including establishment of reasonable reserves for debt payments and operating contingencies.

We will continue in our efforts to upgrade our guest rooms and facilities and explore new and innovative ways to differentiate the Hotel from its competition. During fiscal 2012, we completed several projects to enhance the guest experience, including our new executive lounge on the 26th floor of the Hotel and the upgrading of the lobby and common areas of the Hotel. We have also made improvements to our restaurant facilities and food and beverage services and have upgraded internet connectivity throughout the Hotel and are providing more technological amenities for our guests. We continue to make the Hotel more energy efficient and have enhanced our recycling program to support the concept of a greener world while reducing our operating costs. The Hotel also became a groundbreaker in implementing Hilton's Huanying ("Welcome") program which features a tailored experience for Chinese travelers. We have also taken important steps to further develop our ties to the local Chinese community and the City as part of being a good corporate citizen and to promote new business.

Moving forward, we will continue to focus on cultivating more international business, especially from China, and capturing a greater percentage of the higher rated business, leisure and group travel. During the last twelve months, we have seen improvement in business and leisure travel. If that trend in the San Francisco market and the hotel industry continues, it should translate into an increase in room revenues and profitability. However, like all hotels, it will remain subject to the uncertain domestic and global economic environment.

Rental revenue from the Company's real estate operations remained relatively consistent while operating expenses decreased by $40,000. Management continues to review and analyze the Company's real estate operations to improve occupancy and rental rates, reduce expenses and improve efficiencies.

The Company had a net loss on marketable securities of $1,665,000 for the year ended June 30, 2012 compared to a net gain on marketable securities of $1,678,000 for the year ended June 30, 2011. For the year ended June 30, 2012, the Company had a net realized loss of $621,000 and a net unrealized loss of $1,044,000. For the year ended June 30, 2011, the Company had a net realized gain of $88,000 and a net unrealized gain of $1,590,000. Gains and losses on marketable securities and other investments may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net income. However, the amount of gain or loss on marketable securities and other investments for any given period may have no predictive value and variations in amount from period to period may have no analytical value. For a more detailed description of the composition of the Company's marketable securities please see the Marketable Securities section below.

During the year ended June 30, 2012, the Company had an unrealized loss of $292,000 related to other investments compared to an unrealized gain of $5,712,000 for the year ended June 30, 2011. The significant difference is due to an unrealized gain of $5,574,000 related to the Company's Comstock investment in the prior comparable year. Comstock had undergone a restructuring which resulted in the unrealized gain for the Company.

During the years ended June 30, 2012 and 2011, the Company performed an impairment analysis of its other investments and determined that one of its investments had other than temporary impairment and recorded impairment losses of $575,000 and $607,000, for each respective period.

Dividend and interest income decreased to $603,000 for the year ended June 30, 2012 from $816,000 for the year ended June 30, 2011 primarily as the result of the decreased investment in income yielding instruments.

The Company and its subsidiary, Portsmouth, compute and file income tax returns and prepare discrete income tax provisions for financial reporting. Since Portsmouth consolidates Justice (Hotel) for financial reporting purposes and is not taxed on its 50% non-controlling interest in the Hotel, variability in the tax provision results from the relative significance of the non-controlling interest and the magnitude of the pretax income or loss at the Company and its subsidiary.

MARKETABLE SECURITIES

As of June 30, 2012 and 2011, the Company had investments in marketable equity securities of $4,050,000 and $8,541,000, respectively. The following table shows the composition of the Company's marketable securities portfolio by selected industry groups as:

As of June 30, 2012

Industry Group	Fair Value	% of Total Investment Securities
Basic materials	$ 2,475,000	61.1%
Technology	379,000	9.4%
Financial services	337,000	8.3%
REITs and real estate companies	205,000	5.1%
Other	654,000	16.1%
	$ 4,050,000	100.0%

As of June 30, 2011

Industry Group	Fair Value	% of Total Investment Securities
Basic materials	$ 2,594,000	30.4%
Investment funds	1,905,000	22.3%
Services	1,574,000	18.4%
REITs and real estate companies	900,000	10.5%
Financial services	856,000	10.0%
Other	712,000	8.3%
	$ 8,541,000	100.0%

The Company's investment portfolio is diversified with 31 different equity positions. The Company holds one equity security that comprises more than 10% of the equity value of the portfolio. The security represents 61.1% of the portfolio and consists of the common stock of Comstock Mining, Inc. ("Comstock" - NYSE MKT: LODE) which is included in the basic materials industry group. The amount of the Company's investment in any particular issuer may increase or decrease, and additions or deletions to its securities portfolio may occur, at any time. While it is the internal policy of the Company to limit its initial investment in any single equity to less than 10% of its total portfolio value, that investment could eventually exceed 10% as a result of equity appreciation or reduction of other positions. A significant percentage of the portfolio consists of common stock in Comstock that was obtained through dividend payments by Comstock on its 7.5% Series A-1 Convertible Preferred Stock. Marketable securities are stated at fair value as determined by the most recently traded price of each security at the balance sheet date.

The following table shows the net gain or loss on the Company's marketable securities and the associated margin interest and trading expenses for the respective years.

For the years ended June 30,	**2012**	**2011**
Net (loss) gain on marketable securities	$ (1,665,000)	$ 1,678,000
Net unrealized (loss) gain on other investments	(292,000)	5,712,000
Impairment loss on other investments	(575,000)	(607,000)
Dividend and interest income	603,000	816,000
Margin interest expense	(121,000)	(203,000)
Trading and management expenses	(370,000)	(361,000)
	$ (2,420,000)	$ 7,035,000

FINANCIAL CONDITION AND LIQUIDITY

The Company's cash flows are primarily generated from its Hotel operations, and general partner management fees and limited partnership distributions from Justice Investors. The Company also receives revenues generated from the investment of its cash and marketable securities, other investments and the ownership of real estate.

Following the temporary suspension of operations in May 2005 for major renovations, the Hotel started, and continues, to generate positive cash flows from its operations. As a result, Justice was able to pay some limited partnership distributions in fiscal years 2008 and 2009. However, due to the significant downturn in the San Francisco hotel market beginning in September 2008 and the continued weakness in domestic and international economies, no Partnership distributions were paid in fiscal 2011 and 2010. During such periods, the Company had to depend more on the revenues generated from the investment of its cash and marketable securities and from its general partner management fees. Since we have seen significant improvement in the operations of the Hotel, and the San Francisco market in general, Justice was in a position to pay a limited partnership distribution in December 2011 in an aggregate amount of $1,000,000, of which Portsmouth received $500,000. The general partners of Justice will continue to monitor and review the operations and financial results of the Hotel and to set the amount of any future distributions that may be appropriate based on operating results, cash flows and other factors, including establishment of reasonable reserves for debt payments and operating contingencies.

The new Justice Compensation Agreement that became effective on December 1, 2008, when Portsmouth assumed the role of managing general partner of Justice, has provided additional cash flows to the Company. Under the new Compensation Agreement, Portsmouth is now entitled to 80% of the minimum base fee to be paid to the general partners of $285,000, while under the prior agreement, Portsmouth was entitled to receive only 20% of the minimum base fee. As a result of increases in Hotel gross revenues in fiscal 2012, total general partner fees paid to Portsmouth for the year ended June 30, 2012 increased to $366,000, compared to $323,000 for the year ended June 30, 2011.

To meet its substantial financial commitments for the renovation and transition of the Hotel to a Hilton, Justice had to rely on borrowings to meet its obligations. On July 27, 2005, Justice entered into a first mortgage loan with The Prudential Insurance Company of America in a principal amount of $30,000,000 (the "Prudential Loan"). The term of the Prudential Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Prudential Loan calls for monthly installments of principal and interest in the amount of approximately $165,000, calculated on a 30-year amortization schedule. The Loan is collateralized by a first deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Prudential Loan is without recourse to the limited and general partners of Justice. The principal balance of the Prudential Loan was $26,599,000 as of June 30, 2012.

On March 27, 2007, Justice entered into a second mortgage loan with Prudential (the "Second Prudential Loan") in a principal amount of $19,000,000. The term of the Second Prudential Loan is for 100 months and matures on August 5, 2015, the same date as the first Prudential Loan. The Second Prudential Loan is at a fixed interest rate of 6.42% per annum and calls for monthly installments of principal and interest in the amount of $119,000, calculated on a 30-year amortization schedule. The Second Prudential Loan is collateralized by a second deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Second Prudential Loan is also without recourse to the limited and general partners of Justice. The principal balance of the Second Prudential Loan was $17,722,000 as of June 30, 2012.

Effective April 29, 2010, the Partnership obtained a modification of its $2,500,000 unsecured revolving line of credit facility with East West Bank that was to mature on April 30, 2010, and converted that line of credit facility to an unsecured term loan. The modification provides that Justice will pay the $2,500,000 balance on its line of credit facility over a period of four years, to mature on April 30, 2014. This term loan calls for monthly principal and interest payments of $41,000, calculated on a nine-year amortization schedule, with interest only from May 1, 2010 to August 31, 2010. Pursuant to the modification, the annual floating interest rate was reduced by 0.5% to the Wall Street Journal Prime Rate plus 2.5% (with a minimum floor rate of 5.0% per annum). The modification provides for new financial covenants that include specific financial ratios and a return to minimum profitability after June 30, 2011. Management believes that the Partnership has the ability to meet the specific covenants and the Partnership was in compliance with the covenants as of June 30, 2012. As of June 30, 2012, the interest rate was 5.75% and the outstanding balance was $1,702,000.

Despite an uncertain economy, the Hotel has continued to generate positive cash flows. While the debt service requirements related to the two Prudential loans, as well as the term loan to pay off the line of credit, may create some additional risk for the Company and its ability to generate cash flows in the future, management believes that cash flows from the operations of the Hotel and the garage will continue to be sufficient to meet all of the Partnership's current and future obligations and financial requirements. Management also believes that there is sufficient equity in the Hotel assets to support future borrowings, if necessary, to fund any new capital improvements and other requirements.

In November 2010, the Woodland Village refinanced its $1,641,000 adjustable rate mortgage note payable on its 27-unit apartment building for a new 10-year fixed rate mortgage in the amount of $3,260,000. The interest rate on the new loan is fixed at 4.85% per annum, with monthly principal and interest payments based on a 30-year amortization schedule. The note matures in December 2020. With the proceeds, Woodland Village loaned $831,000 to Santa Fe and $669,000 to InterGroup under the same terms. The intercompany loan of $831,000 to Santa Fe was eliminated in consolidation. The loan balance of $654,000 to Intergroup is included in other assets, net in the consolidated balance sheet.

The Company has invested in short-term, income-producing instruments and in equity and debt securities when deemed appropriate. The Company's marketable securities are classified as trading with unrealized gains and losses recorded through the consolidated statements of operations.

Management believes that its cash, securities assets, real estate and the cash flows generated from those assets and from partnership distributions and management fees, will be adequate to meet the Company's current and future obligations.

MATERIAL CONTRACTUAL OBLIGATIONS

The following table provides a summary of the Company's material financial obligations which also includes interest.

	Total	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Mortgage notes payable	$47,898,000	$ 970,000	$1,026,000	$1,085,000	$ 41,513,000	$ 77,000	$3,227,000
Other notes payable	2,072,000	372,000	1,695,000	5,000	-	-	-
Interest	9,696,000	3,055,000	2,697,000	2,567,000	561,000	164,000	652,000
Total	$59,666,000	$4,397,000	$5,418,000	$3,657,000	$ 42,074,000	$ 241,000	$3,879,000

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material off balance sheet arrangements.

IMPACT OF INFLATION

Hotel room rates are typically impacted by supply and demand factors, not inflation, since rental of a hotel room is usually for a limited number of nights. Room rates can be, and usually are, adjusted to account for inflationary cost increases. Since Prism has the power and ability under the terms of its management agreement to adjust hotel room rates on an ongoing basis, there should be minimal impact on partnership revenues due to inflation. Partnership revenues are also subject to interest rate risks, which may be influenced by inflation. For the two most recent fiscal years, the impact of inflation on the Company's income is not viewed by management as material.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that are most significant to the portrayal of our financial position and results of operations and require judgments by management in order to make estimates about the effect of matters that are inherently uncertain. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts in our consolidated financial statements. We evaluate our estimates on an on-going basis, including those related to the consolidation of our subsidiaries, to our revenues, allowances for bad debts, accruals, asset impairments, other investments, income taxes and commitments and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results may differ from these estimates or our estimates may be affected by different assumptions or conditions.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Not required for smaller reporting companies.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS **PAGE**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Santa Fe Financial Corporation:

We have audited the accompanying consolidated balance sheets of Santa Fe Financial Corporation and its subsidiaries (the Company) as of June 30, 2012 and 2011, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the years in the two-year period ended June 30, 2012. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Santa Fe Financial Corporation and its subsidiaries as of June 30, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the years in the two-year period ended June 30, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Burr Pilger Mayer, Inc.
San Francisco, California
September 20, 2012

SANTA FE FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS

As of June 30,	2012	2011
ASSETS		
Investment in hotel, net	$ 36,481,000	$ 35,844,000
Investment in real estate, net	5,105,000	5,168,000
Investment in marketable securities	4,050,000	8,541,000
Other investments, net	8,171,000	9,198,000
Cash and cash equivalents	1,143,000	745,000
Accounts receivable, net	1,641,000	1,683,000
Other assets, net	3,342,000	2,918,000
Deferred tax assets	3,236,000	3,199,000
Total assets	$ 63,169,000	$ 67,296,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Accounts payable and other liabilities	$ 8,745,000	$ 8,174,000
Due to securities broker	53,000	3,517,000
Obligations for securities sold	321,000	250,000
Other notes payable	2,072,000	2,786,000
Mortgage notes payable - real estate	3,577,000	3,634,000
Mortgage notes payable - hotel	44,321,000	45,179,000
Total liabilities	59,089,000	63,540,000
Commitments and contingencies		
Shareholders' equity:		
Common stock - par value $.10 per share;		
Authorized - 2,000,000;		
Issued 1,339,638 and outstanding 1,241,810	134,000	134,000
Additional paid-in capital	8,808,000	8,808,000
Retained earnings	169,000	1,362,000
Treasury stock, at cost, 97,828 shares	(951,000)	(951,000)
Total Santa Fe shareholders' equity	8,160,000	9,353,000
Noncontrolling interest	(4,080,000)	(5,597,000)
Total shareholders' equity	4,080,000	3,756,000
Total liabilities and shareholders' equity	$ 63,169,000	$ 67,296,000

The accompanying notes are an integral part of these consolidated financial statements.

SANTA FE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended June 30,	2012	2011
Revenues:		
Hotel	$ 42,462,000	$ 36,282,000
Real estate	572,000	553,000
Total revenues	43,034,000	36,835,000
Costs and operating expenses:		
Hotel operating expenses	(33,465,000)	(29,299,000)
Real estate operating expenses	(215,000)	(255,000)
Depreciation and amortization expense	(2,322,000)	(3,629,000)
General and administrative expense	(902,000)	(877,000)
Total costs and operating expenses	(36,904,000)	(34,060,000)
Income from operations	6,130,000	2,775,000
Other income (expense):		
Interest expense	(2,840,000)	(2,918,000)
Net (loss) gain on marketable securities	(1,665,000)	1,678,000
Net unrealized (loss) gain on other investments	(292,000)	5,712,000
Impairment loss on other investments	(575,000)	(607,000)
Dividend and interest income	603,000	816,000
Trading and margin interest expense	(491,000)	(564,000)
Net other (expense) income	(5,260,000)	4,117,000
Income before income taxes	870,000	6,892,000
Income tax expense	(46,000)	(1,796,000)
Net income	824,000	5,096,000
Less: Net income attributable to the noncontrolling interest	(2,017,000)	(1,146,000)
Net (loss) income attributable to Santa Fe	$ (1,193,000)	$ 3,950,000
Basic and diluted (loss) income per share attributable to Santa Fe	$ (0.96)	$ 3.18
Weighted average number of common shares outstanding	1,241,810	1,241,810

The accompanying notes are an integral part of these consolidated financial statements.

SANTA FE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Total Santa Fe Shareholders' Equity	Noncontrolling Interest	Total Shareholders' Equity (Deficit)
	Shares	Amount						
Balance at June 30, 2010	1,339,638	$ 134,000	$ 8,808,000	$ (2,588,000)	$ (951,000)	$ 5,403,000	$ (6,743,000)	$ (1,340,000)
Net income				3,950,000		3,950,000		3,950,000
Noncontrolling interest							1,146,000	1,146,000
Balance at June 30, 2011	1,339,638	134,000	8,808,000	1,362,000	(951,000)	9,353,000	(5,597,000)	3,756,000
Net loss				(1,193,000)		(1,193,000)		(1,193,000)
Noncontrolling interest							2,017,000	2,017,000
Distributions to noncontrolling interest							(500,000)	(500,000)
Balance at June 30, 2012	1,339,638	$ 134,000	$ 8,808,000	$ 169,000	$ (951,000)	$ 8,160,000	$ (4,080,000)	$ 4,080,000

The accompanying notes are an integral part of these consolidated financial statements.

SANTA FE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30,	2012	2011
Cash flows from operating activities:		
Net income	$ 824,000	$ 5,096,000
Adjustments to reconcile net income to net cash provided by operating activities:		
Net unrealized loss (gain) on marketable securities	1,044,000	(1,590,000)
Unrealized loss (gain) on other investments	292,000	(5,712,000)
Impairment loss on other investments	575,000	607,000
Depreciation and amortization	2,322,000	3,629,000
Changes in assets and liabilities:		
Investment in marketable securities	3,447,000	(2,619,000)
Accounts receivable	42,000	(110,000)
Other assets	(501,000)	(1,316,000)
Accounts payable and other liabilities	571,000	158,000
Due to securities broker	(3,464,000)	2,628,000
Obligations for securities sold	71,000	(458,000)
Deferred tax asset	(37,000)	1,692,000
Net cash provided by operating activities	5,186,000	2,005,000
Cash flows from investing activities:		
Hotel and real estate investments	(2,819,000)	(1,777,000)
Proceeds from other investments	160,000	31,000
Net cash used in investing activities	(2,659,000)	(1,746,000)
Cash flows from financing activities:		
Distributions to noncontrolling interest	(500,000)	-
Borrowings from mortgage notes payable	-	3,260,000
Payments on mortgage notes payable	(915,000)	(2,504,000)
Payments on other notes payable	(714,000)	(902,000)
Net cash used in financing activities	(2,129,000)	(146,000)
Net increase in cash and cash equivalents:	398,000	113,000
Cash and cash equivalents at beginning of year	745,000	632,000
Cash and cash equivalents at end of year	$ 1,143,000	$ 745,000
Supplemental information:		
Income tax paid	$ 43,000	$ 50,000
Interest paid	$ 2,961,000	$ 3,071,000

The accompanying notes are an integral part of these consolidated financial statements.

SANTA FE FINANCIAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Santa Fe Financial Corporation, a Nevada corporation, ("Santa Fe" or the "Company") owns approximately 68.8% of the outstanding common shares of Portsmouth Square, Inc. ("Portsmouth"), a public company. Santa Fe is a 79.9%-owned subsidiary of The InterGroup Corporation ("InterGroup"), a public company. InterGroup also directly owns approximately 12.5% of the common stock of Portsmouth.

Portsmouth's primary business is conducted through its general and limited partnership interest in Justice Investors, a California limited partnership ("Justice" or the "Partnership"). Portsmouth has a 50.0% limited partnership interest in Justice and serves as one of the two general partners. The other general partner, Evon Corporation ("Evon"), served as the managing general partner until December 1, 2008 at which time Portsmouth assumed the role of managing general partner. As discussed in Note 2, the financial statements of Justice are consolidated with those of the Company.

Justice owns a 543-room hotel property located at 750 Kearny Street, San Francisco California, known as the *Hilton San Francisco Financial District* (the Hotel) and related facilities including a five level underground parking garage. The Hotel is operated by the partnership as a full service Hilton brand hotel pursuant to a Franchise License Agreement with Hilton Hotels Corporation. Justice also has a Management Agreement with Prism Hospitality L.P. (Prism) to perform the day-to-day management functions of the Hotel.

Justice leased the parking garage to Evon through September 30, 2008. Effective October 1, 2008, Justice and Evon entered into an Installment Sale Agreement whereby Justice purchased all of Evon's right, title, and interest in the remaining term of its lease of the parking garage, which was to expire on November 30, 2010, and other related assets. Justice also agreed to assume Evon's contract with Ace Parking Management, Inc. ("Ace Parking") for the management of the garage and any other liabilities related to the operation of the garage commencing October 1, 2008. The management agreement with Ace Parking was extended for another 62 months, effective November 1, 2010. The Partnership also leases a day spa on the lobby level to Tru Spa. Portsmouth also receives management fees as a general partner of Justice for its services in overseeing and managing the Partnership's assets. Those fees are eliminated in consolidation.

Due to the temporary closing of the Hotel to undergo major renovations from May 2005 until January 2006 to transition and reposition the Hotel from a Holiday Inn to a Hilton, and the substantial depreciation and amortization expenses resulting from the renovations and operating losses incurred as the Hotel ramped up operations after reopening, Justice has recorded net losses. These losses were anticipated and planned for as part of the Partnership's renovation and repositioning plan for Hotel and management considers those net losses to be temporary. The Hotel has been generating positive cash flows from operations since June 2006. For the fiscal years ended June 30, 2012 and 2011, the Partnership reversed that trend as net income was $4,014,000 and $613,000, respectively. Hotel operations improved significantly during the last two fiscal years and depreciation and amortization expenses decreased as many of the furniture and fixture improvements from the renovation of the Hotel reached full deprecation during the fiscal 2011. Management believes that the revenues expected to be generated from the Hotel, garage and the Partnership's leases will be sufficient to meet all of the Partnership's current and future obligations and financial requirements. Management also believes that there is significant equity in the Hotel to support additional borrowings, if necessary.

In addition to the operations of the Hotel, the Company also generates income from the ownership and management of real estate. On December 31, 1997, the Company acquired a controlling 55.4% interest in Intergroup Woodland Village, Inc. ("Woodland Village") from InterGroup. Woodland Village's major asset is a 27-unit apartment complex located in Los Angeles, California. The Company also owns a two-unit apartment building in Los Angeles, California.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all controlled subsidiaries. All significant inter-company transactions and balances have been eliminated.

Investment in Hotel, Net

The Hotel property and equipment are stated at cost less accumulated depreciation. Building improvements are being depreciated on a straight-line basis over their useful lives ranging from 3 to 39 years. Furniture, fixtures, and equipment are being depreciated on a straight-line basis over their useful lives ranging from 3 to 7 years.

Repairs and maintenance are charged to expense as incurred. Costs of significant renewals and improvements are capitalized and depreciated over the shorter of its remaining estimated useful life or life of the asset. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts; any resulting gain or loss is included in other income (expenses).

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset, including any intangible assets associated with that asset, exceeds its estimated undiscounted net cash flow, before interest, the Partnership will recognize an impairment loss equal to the difference between its carrying amount and its estimated fair value. If impairment is recognized, the reduced carrying amount of the asset will be accounted for as its new cost. For a depreciable asset, the new cost will be depreciated over the asset's remaining useful life. Generally, fair values are estimated using discounted cash flow, replacement cost or market comparison analyses. The process of evaluating for impairment requires estimates as to future events and conditions, which are subject to varying market and economic factors. Therefore, it is reasonably possible that a change in estimate resulting from judgments as to future events could occur which would affect the recorded amounts of the property. No impairment losses were recorded for the years ended June 30, 2012 and 2011.

Investment in Real Estate, Net

Rental properties are stated at cost less accumulated depreciation. Depreciation of rental property is provided on the straight-line method based upon estimated useful lives of 5 to 40 years for buildings and improvements and 5 to 10 years for equipment. Expenditures for repairs and maintenance are charged to expense as incurred and major improvements are capitalized.

The Company also reviews its rental property assets for impairment. No impairment losses on the investment in real estate have been recorded for the years ended June 30, 2012 and 2011.

Investment in Marketable Securities

Marketable securities are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading securities with all unrealized gains and losses on the Company's investment portfolio recorded through the consolidated statements of operations.

Other Investments, Net

Other investments include non-marketable securities (carried at cost, net of any impairments loss), non –marketable warrants (carried at fair value) and certain preferred securities, received in exchange for debt instruments, carried at a book basis, initially determined using the estimated fair value on the exchange date. The Company has no significant influence or control over the entities that issue these investments. These investments are reviewed on a periodic basis for other-than-temporary impairment. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include but are not limited to: (i) the length of time an investment is in an unrealized loss position, (ii) the extent to which fair value is less than cost, (iii) the financial condition and near term prospects of the issuer and (iv) our ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. For the years ended June 30, 2012 and 2011, the Company recorded impairment losses related to other investments of $575,000 and $607,000, respectively.

Derivative Financial Instruments

The Company has investments in stock warrants that are considered derivative instruments.

Derivative financial instruments, as defined in ASC 815-10-15-83, "Derivatives and Hedging"(pre-Codification SFAS No. 133 Accounting for Derivative Financial Instruments and Hedging Activities), consist of financial instruments or other contracts that contain a notional amount and one or more underlying (e.g. interest rate, security price or other variable), require no initial net investment and permit net settlement. Derivative financial instruments may be free-standing or embedded in other financial instruments. Further, derivative financial instruments are initially, and subsequently, measured at fair value on the Company's consolidated balance sheet with the related unrealized gain or loss recorded in the Company's consolidated statement of operations. The Company used the Black-Scholes option valuation model to estimate the fair value these instruments which requires management to make significant assumptions including trading volatility, estimated terms, and risk free rates. Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based models are highly volatile and sensitive to changes in the trading market price of the underlying common stock, which has a high-historical volatility. Since derivative financial instruments are initially and subsequently carried at fair values, the Company's consolidated statement of operations will reflect the volatility in these estimate and assumption changes.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased and are carried at cost, which approximates fair value.

Accounts Receivable, Net

Accounts receivable from Hotel customers are carried at cost less an allowance for doubtful accounts that is based on management's assessment of the collectability of accounts receivable. The Company extends unsecured credit to its customers but mitigates the associated credit risk by performing ongoing credit evaluations of its customers.

Other Assets, Net

Other assets include prepaid insurance, loan fees, franchise fees, license fees and other miscellaneous assets. Loan fees are stated at cost and amortized over the term of the loan using the effective interest method. Franchise fees are stated at cost and amortized over the life of the agreement (15 years). License fees are stated at cost and amortized over 10 years.

Income Taxes

Deferred income taxes are calculated under the liability method. Deferred income tax assets and liabilities are based on differences between the financial statement and tax basis of assets and liabilities at the current enacted tax rates. Changes in deferred income tax assets and liabilities are included as a component of income tax expense. Changes in deferred income tax assets and liabilities attributable to changes in enacted tax rates are charged or credited to income tax expense in the period of enactment. Valuation allowances are established for certain deferred tax assets where realization is not likely.

Assets and liabilities are established for uncertain tax positions taken or positions expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold based on the technical merits of the positions.

Due to Securities Broker

Various securities brokers have advanced funds to the Company for the purchase of marketable securities under standard margin agreements. These advanced funds are recorded as a liability.

Obligations for Securities Sold

Obligation for securities sold represents the fair market value of shares sold with the promise to deliver that security at some future date and the fair market value of shares underlying the written call options with the obligation to deliver that security when and if the option is exercised. The obligation may be satisfied with current holdings of the same security or by subsequent purchases of that security. Unrealized gains and losses from changes in the obligation are included in the statement of operations.

Accounts Payable and Other Liabilities

Accounts payable and other liabilities include trade payables, advance deposits and other liabilities.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Accounting standards for fair value measurement establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1–inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2–inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3–inputs to the valuation methodology are unobservable and significant to the fair value.

Treasury Stock

The Company records the acquisition of treasury stock under the cost method.

Environmental Remediation Costs

Liabilities for environmental remediation costs are recorded and charged to expense when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Recoveries of such costs are recognized when received. As of June 30, 2012 and 2011, there were no liabilities for environmental remediation.

Revenue Recognition

Room revenue is recognized on the date upon which a guest occupies a room and/or utilizes the Hotel's services. Food and beverage revenues are recognized upon delivery. Garage revenue is recognized when a guest uses the garage space.

Rental revenue is recognized on the straight-line method of accounting whereby contractual rent payment increases are recognized evenly over the lease term, regardless of when the rent payments are received by Justice. The leases contain provisions for base rent plus a percentage of the lessees' revenues, which are recognized when earned.

Revenue recognition from apartment rentals commences when an apartment unit is placed in service and occupied by a rent-paying tenant. Apartment units are leased on a short-term basis, with no lease extending beyond one year.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were $445,000 and $337,000 for the years ended June 30, 2012 and 2011, respectively.

Basic and Diluted (Loss) Income per Share

Basic (loss) income per share is calculated based upon the weighted average number of common shares outstanding during each fiscal year. As of June 30, 2012 and 2011, the Company did not have any potentially dilutive securities outstanding.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04 (ASU 2011-04), "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (International Financial Reporting Standard)." ASU 2011-04 attempts to improve the comparability of fair value measurements disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. Amendments in ASU 2011-04 clarify the intent of the application of existing fair value measurement and disclosure requirements, as well as change certain measurement requirements and disclosures. ASU 2011-04 is effective for the Company beginning January 1, 2012 and has been applied on a prospective basis.

In June 2011, the FASB issued ASU 2011-05, "Presentation of Comprehensive Income." ASU 2011-05 changes the way other comprehensive income ("OCI") appears within the financial statements. Companies will be required to show net income, OCI and total comprehensive income in one continuous statement or in two separate but consecutive statements. Components of OCI may no longer be presented solely in the statement of changes in shareholders' deficit. ASU 2011-05 will be effective for the Company beginning July 1, 2012. For the years ended June 30, 2012 and 2011, the Company had no components of Comprehensive Income other than Net Income (loss) itself.

In September 2011, the FASB issued ASU No. 2011-09, Compensation - Retirement Benefits - Multiemployer Plans (Subtopic 715-80) — Disclosures about an Employer's Participation in a Multiemployer Plan, which requires employers that participate in multiemployer pension plans to provide additional quantitative and qualitative disclosures in order to provide more information about an employer's involvement in multiemployer pension plans. Although the majority of the amendments in this ASU apply only to multiemployer pension plans, there are also amendments that require changes in disclosures for multiemployer plans that provide postretirement benefits other than pensions. The Company adopted this ASU on June 30, 2012. This ASU impacted the Company's disclosures only and did not have any impact on the Company's financial position, results of operations, or cash flows. The disclosures required by this ASU are presented in Note 18 to the consolidated financial statements.

NOTE 2 - JUSTICE INVESTORS

On July 14, 2005, the FASB issued Staff Position (FSP) SOP 78-9-1, "Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5" which was codified into ASC Topic 910-810, "Real Estate – General – Consolidation", to amend the guidance in AICPA Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures" (SOP 78-9) to be consistent with the consensus in Emerging Issues Task Force Issue No. 04-5 "Determining Whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" which was codified into ASC 810-20, "Consolidation", eliminated the concept of "important rights"(ASC Topic 970-810) and replaces it with the concepts of "kick out rights" and "substantive participating rights". In accordance with guidance set forth in ASC Topic 970-20, Portsmouth has applied the principles of accounting applicable for investments in subsidiaries due to its substantial limited partnership interest and general partnership rights and has consolidated the financial statements of Justice with those of the Company effective as of July 1, 2006. For the years ended June 30, 2012 and 2011, the results of operations for Justice were consolidated with those of the Company.

On December 1, 2008, Portsmouth and Evon, as the two general partners of Justice, entered into a 2008 Amendment to the Limited Partnership Agreement (the "Amendment") that provides for a change in the respective roles of the general partners. Pursuant to the Amendment, Portsmouth assumed the role of Managing General Partner and Evon continued on as the Co-General Partner of Justice. The Amendment was ratified by approximately 98% of the limited partnership interests. The Amendment also provides that future amendments to the Limited Partnership Agreement may be made only upon the consent of the general partners and at least seventy five percent (75%) of the interests of the limited partners. Consent of at least 75% of the interests of the limited partners will also be required to remove a general partner pursuant to the Amendment.

Effective November 30, 2010, the general and limited partners of Justice Investors entered into an Amended and Restated Agreement of Limited Partnership, which was approved and ratified by more than 98% of the limited partnership interests of Justice. The Partnership Agreement was amended and restated in its entirety to comply with the new provisions of the California Corporations Code known as the "Uniform Limited Partnership Act of 2008". The amendment did not result in any material modifications of the rights or obligations of the general and limited partners.

Concurrent with the Amendment to the Limited Partnership Agreement, a new General Partner Compensation Agreement (the "Compensation Agreement") was entered into on December 1, 2008, among Justice, Portsmouth and Evon to terminate and supersede all prior compensation agreement for the general partners. Pursuant to the Compensation Agreement, the general partners of Justice will be entitled to receive an amount equal to 1.5% of the gross annual revenues of the Partnership (as defined), less $75,000 to be used as a contribution toward the cost of Justice engaging an asset manager. In no event shall the annual compensation be less than a minimum base of approximately $285,000, with eighty percent (80%) of that amount being allocated to Portsmouth for its services as managing general partner and twenty percent (20%) allocated to Evon as the co-general partner. Compensation earned by the general partners in each calendar year in excess of the minimum base, will be payable in equal fifty percent (50%) shares to Portsmouth and Evon.

NOTE 3 – INVESTMENT IN HOTEL, NET

Investment in hotel consisted of the following as of:

June 30, 2012	Cost	Accumulated Depreciation	Net Book Value
Land	$ 1,896,000	$ -	$ 1,896,000
Furniture and equipment	20,855,000	(18,187,000)	2,668,000
Building and improvements	52,383,000	(20,466,000)	31,917,000
	$ 75,134,000	$ (38,653,000)	$ 36,481,000

June 30, 2011	Cost	Accumulated Depreciation	Net Book Value
Land	$ 1,896,000	$ -	$ 1,896,000
Furniture and equipment	19,583,000	(17,076,000)	2,507,000
Building and improvements	50,834,000	(19,393,000)	31,441,000
	$ 72,313,000	$ (36,469,000)	$ 35,844,000

Depreciation expense for the years ended June 30, 2012 and 2011 was $2,198,000 and $3,504,000 respectively.

The Partnership leases certain equipment under agreements that are classified as capital leases. The cost of equipment under capital leases was $2,131,000 at June 30, 2012 and 2011, respectively. The accumulated depreciation on capital leases was $1,668,000 and $1,405,000 as of June 30, 2012 and 2011, respectively.

NOTE 4 – INVESTMENT IN REAL ESTATE, NET

The Company owns and operates a 27-unit and a 2-unit multi-family apartment complex located in Los Angeles, California and owns land held for development located in Maui, Hawaii. As of June 30, 2012 and 2011, investment in real estate included the following:

	2012	2011
Land	$ 2,430,000	$ 2,430,000
Buildings, improvements and equipment	2,580,000	2,580,000
Accumulated depreciation	(878,000)	(815,000)
	4,132,000	4,195,000
Land held for development	973,000	973,000
Investment in real estate, net	$ 5,105,000	$ 5,168,000

Depreciation expense for the years ended June 30, 2012 and 2011 was $63,000 and $65,000 respectively.

In August 2007, Portsmouth agreed to acquire 50% interest in Intergroup Uluniu, Inc., a Hawaiian corporation and a 100% owned subsidiary of InterGroup, for $973,000, which represents an amount equal to the costs paid by InterGroup for the acquisition and carrying costs of approximately two acres of unimproved land held for development located in Maui, Hawaii. As a related party transaction, the fairness of the financial terms of the transaction were reviewed and approved by the independent director of Portsmouth.

NOTE 5 - INVESTMENT IN MARKETABLE SECURITIES

The Company's investment in marketable securities consists primarily of corporate equities. The Company has also invested in corporate bonds and income producing securities, which may include interests in real estate based companies and REITs, where financial benefit could insure to its shareholders through income and/or capital gain.

At June 30, 2012 and 2011, all of the Company's marketable securities are classified as trading securities. The change in the unrealized gains and losses on these investments are included in earnings. Trading securities are summarized as follows:

Investment	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Net Unrealized Gain	Fair Value
As of June 30, 2012					
Corporate Equities	$ 3,038,000	$ 1,970,000	$ (958,000)	$ 1,012,000	$ 4,050,000
As of June 30, 2011					
Corporate Equities	$ 6,223,000	$ 3,295,000	$ (977,000)	$ 2,318,000	$ 8,541,000

As of June 30, 2012 and 2011, the Company had $756,000 and $665,000, respectively, of unrealized losses related to securities held for over one year.

Net gain (loss) on marketable securities on the statement of operations is comprised of realized and unrealized gains (losses). Below is the composition of the two components for the years ended June 30, 2012 and 2011, respectively.

For the year ended June 30,	**2012**	**2011**
Realized (loss) gain on marketable securities	$ (621,000)	$ 88,000
Unrealized (loss) gain on marketable securities	(1,044,000)	1,590,000
Net (loss) gain on marketable securities	$ (1,665,000)	$ 1,678,000

NOTE 6 – OTHER INVESTMENTS, NET

The Company may also invest, with the approval of the Securities Investment Committee and other Company guidelines, in private investment equity funds and other unlisted securities, such as convertible notes through private placements. Those investments in non-marketable securities are carried at cost on the Company's balance sheet as part of other investments, net of other than temporary impairment losses.

Other investments, net consist of the following:

Type	June 30, 2012	June 30, 2011
Preferred stock - Comstock, at cost	$ 6,659,000	$ 6,659,000
Private equity hedge fund, at cost	1,164,000	1,699,000
Corporate debt and equity instruments, at cost	168,000	368,000
Warrants - at fair value	180,000	472,000
	$ 8,171,000	$ 9,198,000

On October 20, 2010, as part of a debt restructuring of one of its investments, the Company exchanged approximately $6,659,000 in notes, convertible notes and debt instruments that it held in Comstock Mining, Inc. ("Comstock" – now NYSE MKT: LODE) for 6,659 shares ($1,000 stated value) of newly created 7 1/2% Series A-1 Convertible Preferred Stock (the "A-1 Preferred") of Comstock. Prior to the exchange, those notes and convertible debt instruments had a carrying value of $1,085,000, net of impairment adjustments. The Company accounted for the transaction as an exchange of its debt securities and recorded the new instruments (A-1 Preferred) received based on their fair value. The Company estimated the fair value of the A-1 Preferred at $1,000 per share, which was the stated value of the instrument, for a total of $6,659,000. The fair value of the A-1 Preferred had a similar value to the Series B preferred stock financing (stated value of $1,000 per share) by which Comstock concurrently raised $35.7 million in new capital from other investors in October 2010. The Company recorded an unrealized gain of $5,574,000 related to the preferred stock received as part of the debt restructuring. This unrealized gain is included in the net unrealized gain on other investments in the Company's consolidated statements of operations for the year ended June 30, 2011.

As part of that transaction, the Company's parent company, The InterGroup Corporation, also exchanged approximately $6,572,000 in notes, convertible notes and debt instruments for 6,572 shares of A-1 Preferred, respectively. The Company's Chairman and President also exchanged approximately $7,681,000 in notes and convertible notes held personally by him for 7,681 shares of A-1 Preferred. Together, the Company, Santa Fe, InterGroup and Mr. Winfield constitute all of the holders of the A-1 Preferred.

Each share of A-1 Preferred has a stated value of $1,000 per share and a liquidation and change of control preference equal to the stated value plus accrued and unpaid dividends. Commencing January 1, 2011, the holders are entitled to semi-annual dividends at a rate of 7.5% per annum, payable in cash, common stock, preferred stock or any combination of the foregoing, at the election of Comstock. At the holder's election, each share of A-1 Preferred is convertible at a fixed conversion rate (subject to anti-dilution) into 1,536 shares of common stock of Comstock, therefore converting into common stock at a conversion price of $0.6510. Each share of A-1 Preferred will entitle the holder to vote with the holders of common stock as a single class on all matters submitted to the vote of the common stock (on an as converted basis) and, for purposes of voting only, each share of A-1 Preferred shall be entitled to five times the number of votes per common share to which it would otherwise be entitled. Each share of A-1 Preferred shall entitle its holder to one (1) vote in any matter submitted to vote of holders of Preferred Stock, voting as a separate class. The A-1 Preferred, in conjunction with the other series of newly created Preferred Stock of Comstock, also has certain rights requiring consent of the Preferred Stock holders for Comstock to take certain corporate and business actions. The holders will have registration rights with respect to the shares of common stock underlying the A-1 Preferred and also preemptive rights. The foregoing description of the A-1 Preferred and the specific terms of the A-1 Preferred is qualified in its entirety by reference to the provisions of the Series A Securities Purchase Agreement, the Certificate of Designation of Preferences and Rights and Limitations of 7 1/2% Series A-1 Convertible Preferred Stock and the Registration Rights Agreement for the Series A Preferred Stock, which were filed as exhibits to the Company's Current Report on Form 8-K, dated October 20, 2010.

As of June 30, 2012 and 2011, the Company had investments in corporate debt and equity instruments which had attached warrants that were considered derivative instruments. These warrants have an allocated cost basis of $257,000 as of June 30, 2012 and 2011 and a fair value of $180,000 and $472,000 as of June 30, 2012 and 2011, respectively. During the years ended June 30, 2012 and 2011, the Company had an unrealized loss of $292,000 and an unrealized gain of $138,000, respectively, related to these warrants.

NOTE 7 - FAIR VALUE MEASUREMENTS

The carrying values of the Company's non-financial instruments approximate fair value due to their short maturities (i.e., accounts receivable, other assets, accounts payable and other liabilities, due to securities broker and obligations for securities sold) or the nature and terms of the obligation (i.e., other notes payable and mortgage notes payable).

The assets measured at fair value on a recurring basis are as follows:

As of June 30, 2012

Assets:	Level 1	Level 2	Level 3	Total
Cash equivalents - money market	$ 3,000	$ -	$ -	$ 3,000
Other investments - warrants	-	-	180,000	180,000
Investment in marketable securities:				
Basic materials	2,475,000	-	-	2,475,000
Technology	379,000	-	-	379,000
Financial services	337,000	-	-	337,000
REITs and real estate companies	205,000	-	-	205,000
Other	654,000	-	-	654,000
	4,050,000	-	-	4,050,000
	$ 4,053,000	$ -	$ 180,000	$ 4,233,000

As of June 30, 2011

Assets:	Level 1	Level 2	Level 3	Total
Cash equivalents - money market	$ 3,000	$ -	$ -	$ 3,000
Other investments - warrants	-	-	472,000	472,000
Investment in marketable securities:				
Basic materials	2,594,000	-	-	2,594,000
Investment funds	1,905,000	-	-	1,905,000
Services	1,574,000	-	-	1,574,000
REITs and real estate companies	900,000	-	-	900,000
Financial services	856,000	-	-	856,000
Other	712,000	-	-	712,000
	8,541,000	-	-	8,541,000
	$ 8,544,000	$ -	$ 472,000	$ 9,016,000

Warrants - Transfer into Level 3 Reconciliation	**Level 3**
Beginning balance as of June 30, 2011 - Level 3	$ -
Transfer in from Level 2 Other investments - warrants	472,000
Unrealized loss for the year ended June 30, 2012	(292,000)
Ending balance as of June 30, 2012 - Level 3	$ 180,000

The fair values of investments in marketable securities are determined by the most recently traded price of each security at the balance sheet date. The fair value of the warrants was determined based upon a Black-Scholes option valuation model.

Financial assets that are measured at fair value on a non-recurring basis and are not included in the tables above include "Other investments in non-marketable securities," that were initially measured at cost and have been written down to fair value as a result of impairment or adjusted to record the fair value of new instruments received (i.e., preferred shares) in exchange for old instruments (i.e., debt instruments). The following table shows the fair value hierarchy for these assets measured at fair value on a non-recurring basis as follows:

Assets	Level 1	Level 2	Level 3	June 30, 2012	Net loss for the year ended June 30, 2012
Other non-marketable investments	$ -	$ -	$ 7,991,000	$ 7,991,000	$ 575,000

Assets	Level 1	Level 2	Level 3	June 30, 2011	Net gain for the year ended June 30, 2011
Other non-marketable investments	$ -	$ -	$ 8,726,000	$ 8,726,000	$ 4,967,000

Other investments in non-marketable securities are carried at cost net of any impairment loss. The Company has no significant influence or control over the entities that issue these investments. These investments are reviewed on a periodic basis for other-than-temporary impairment. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include but are not limited to: (i) the length of time an investment is in an unrealized loss position, (ii) the extent to which fair value is less than cost, (iii) the financial condition and near term prospects of the issuer and (iv) our ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

NOTE 8 – OTHER ASSETS, NET

Other assets consist of the following as of June 30:

	2012	**2011**
Inventory	$ 907,000	$ 543,000
Prepaid expenses	945,000	939,000
Note receivable - related party	654,000	664,000
Miscellaneous assets, net	836,000	772,000
Total other assets	$ 3,342,000	$ 2,918,000

Amortization expense of loan fees and franchise costs for the years ended June 30, 2012 and 2011 was $61,000 and $60,000, respectively.

NOTE 9 – OTHER NOTES PAYABLE

The Partnership had a $2,500,000 unsecured revolving line of credit facility with a bank that was to mature on April 30, 2010. Effective April 29, 2010, the Partnership obtained a modification from the bank which converted its revolving line of credit facility to a term loan. The Partnership also obtained a waiver of any prior noncompliance with financial covenants.

The modification provides that Justice will pay the $2,500,000 balance on its line of credit facility over a period of four years, to mature on April 30, 2014. This term loan calls for monthly principal and interest payments, calculated on a six-year amortization schedule, with interest only from May 1, 2010 to August 31, 2010. Pursuant to the modification, the annual floating interest rate was reduced by 0.5% to the WSJ Prime Rate plus 2.5% (with a minimum floor rate of 5.0% per annum). The modification provides for new financial covenants that include specific financial ratios and a return to minimum profitability after June 30, 2011. Management believes that the partnership has the ability to meet the specific covenants. The Partnership was in compliance with the covenants as of June 30, 2012 and 2011. The loan continues as unsecured. The Partnership made additional principal payments totaling $124,000 in fiscal year 2012. The outstanding balance was $1,702,000 and $2,202,000 as of June 30, 2012 and 2011 respectively; the interest rate was 5.75% as of June 30, 2012.

The Partnership has short-term financing agreements with a financial institution for the payment of its general, property, and workers' compensation insurance. The notes payable under these financing agreements bear interest at 3.8% per annum and payable in equal monthly installments (principal and interest) through July 2012. The notes payable at June 30, 2012 and 2011, were $61,000 and $112,000, respectively.

As of June 30, 2012 and 2011, the Company had capital lease obligations outstanding of $309,000 and $472,000, respectively, which were included in Other Notes Payable.

NOTE 10 – MORTGAGE NOTES PAYABLE

Each mortgage note payable is secured by its respective land and building. As of June 30, 2012 and 2011, the Company had the following mortgages:

June 30, 2012	June 30, 2011	Interest Rate	Origination Date	Maturity Date
$ 26,599,000	$ 27,176,000	Fixed 5.22%	July 27, 2005	August 5, 2015
17,722,000	18,003,000	Fixed 6.42%	March 27, 2007	August 5, 2015
$ 44,321,000	$ 45,179,000	Total mortgage notes payable - hotel		
$ 3,189,000	$ 3,236,000	Fixed 4.85%	November 4, 2010	December 1, 2020
388,000	398,000	Variable 6.45%	January 1, 2002	January 18, 2032
$ 3,577,000	$ 3,634,000	Total mortgage notes payable - real estate		

On July 27, 2005, Justice entered into a first mortgage loan with The Prudential Insurance Company of America in a principal amount of $30,000,000 (the "Prudential Loan"). The term of the Prudential Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Prudential Loan calls for monthly installments of principal and interest in the amount of approximately $165,000, calculated on a 30-year amortization schedule. The Loan is collateralized by a first deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Prudential Loan is without recourse to the limited and general partners of Justice.

In March 2007, Justice entered into a second mortgage loan with The Prudential Insurance Company of America (the "Second Prudential Loan") in a principal amount of $19,000,000. The term of the Second Prudential Loan is for approximately 100 months and matures on August 5, 2015, the same date as the Partnership's first mortgage loan with Prudential. The Second Prudential Loan is at a fixed interest rate of 6.42% per annum and calls for monthly installments of principal and interest in the amount of approximately $119,000, calculated on a 30-year amortization schedule. The Loan is collateralized by a second deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Loan is without recourse to the limited and general partners of Justice.

Future minimum payments for all notes payable are as follows:

For the year ending June 30,		
2013	$	1,342,000
2014		2,721,000
2015		1,090,000
2016		41,513,000
2017		77,000
Thereafter		3,227,000
	$	49,970,000

NOTE 11 – HOTEL RENTAL INCOME

The Partnership has a lease agreement with Tru Spa, LLC (Tru Spa) for the use of the spa facilities expiring in May 2013. The lease provides the Partnership with minimum monthly payments of $14,000, subject to increases based on the Consumer Price Index. Minimum future rentals to be received under the terms of this lease as of June 30, 2012 are $151,000.

NOTE 12 – MANAGEMENT AGREEMENT

On February 2, 2007, the Partnership entered into an agreement with Prism to manage and operate the Hotel as its agent. The agreement is effective for a term of ten years, unless the agreement is extended or earlier terminated as provided in the agreement. Under the management agreement, the Partnership is required to pay the base management fees of 2.5% of gross operating revenues of the Hotel (i.e., room, food and beverage, and other operating departments) for the fiscal year. However, 0.75% of the stated management fee is due only if the partially adjusted net operating income of the hotel for the fiscal year exceeds the amount of the Hotel return for the fiscal year. Prism is also entitled to an incentive management fee if certain milestones are accomplished. No incentive fees were paid during the years ended June 30, 2012 and 2011. In support of the Partnership's efforts to reduce costs in this difficult economic environment, Prism agreed to reduce its management fees by fifty percent from January 1, 2009, through December 31, 2010, after which the original fee arrangement went back into effect. Management fees paid to Prism during the years ended June 30, 2012 and 2011 were $626,000 and $469,000, respectively.

NOTE 13 – CONCENTRATION OF CREDIT RISK

Travel agents and airlines made up 20% ($332,000) and 32% ($542,000) of accounts receivable at June 30, 2012 and 2011, respectively. The Hotel had two customers who accounted for 7% ($122,000) of accounts receivable at June 30, 2012. The Hotel had two customers who accounted for 14% ($235,000) of accounts receivable at June 30, 2011. The Partnership maintains its cash and cash equivalents with various financial institutions that are monitored regularly for credit quality. At times, such cash and cash equivalents holdings may be in excess of FDIC or other federally insured limits.

NOTE 14 - INCOME TAXES

The Company and Portsmouth file separate tax returns for both federal and state purposes. The provision for income tax benefit (expense) consists of the following:

For the years ended June 30,	2012	2011
Federal		
Current	$ (55,000)	$ (48,000)
Deferred	45,000	(1,320,000)
	(10,000)	(1,368,000)
State		
Current	(28,000)	(55,000)
Deferred	(8,000)	(373,000)
	(36,000)	(428,000)
	$ (46,000)	$ (1,796,000)

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

For the years ended June 30,	2012	2011
Statutory federal tax rate	34.0%	34.0%
State income taxes, net of federal tax benefit	-6.0%	5.8%
Noncontrolling interest	-72.9%	-0.9%
Valuation allowance	62.8%	-10.6%
Other	-12.5%	-2.2%
	5.4%	26.1%

The components of the Company's deferred tax assets and (liabilities) as of June 30, 2012 and 2011 are as follows:

	2012	2011
Deferred tax assets		
Net operating loss carryforward	$ 6,944,000	$ 7,198,000
Investment reserve	2,049,000	1,803,000
Depreciation and amortization	196,000	193,000
Wash sales	35,000	-
Constructive sales	18,000	26,000
Accrued vacation	15,000	13,000
Valuation allowance	(1,298,000)	(752,000)
	7,959,000	8,481,000
Deferred tax liabilities		
Unrealized gains on marketable securities	(2,821,000)	(3,393,000)
Deferred gains on real estate sale	(913,000)	(913,000)
Basis difference in Justice	(758,000)	(798,000)
State taxes	(231,000)	(178,000)
	(4,723,000)	(5,282,000)
Net deferred tax assets	$ 3,236,000	$ 3,199,000

The Company is subject to U.S. federal income tax as well as to income tax in multiple state jurisdictions. Federal income tax returns of the Company are subject to IRS examination for the 2008 through 2011 tax years. State income tax returns are subject to examination for the 2007 through 2011 tax years.

Utilization of the net operating loss carryover may be subject a substantial annual limitation if it should be determined that there has been a change in the ownership of more than 50 percent of the value of the Company's stock, pursuant to Section 382 of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating loss carryovers before utilization.

For the year ended June 30, 2012, there is no unrecognized tax provision or benefit. Management does not anticipate any future adjustments in the next twelve months which would result in a material change to its tax position. As of June 30, 2012 and 2011, the Company did not have any interest and penalties.

NOTE 15 – SEGMENT INFORMATION

The Company operates in three reportable segments, the operation of the hotel ("Hotel Operations"), its multi-family residential properties ("Real Estate Operations) and the investment of its cash in marketable securities and other investments ("Investment Transactions"). These three operating segments, as presented in the financial statements, reflect how management internally reviews each segment's performance. Management also makes operational and strategic decisions based on this same information.

Information below represents reporting segments for the years ended June 30, 2012 and 2011, respectively. Operating income from hotel operations consists of the operation of the hotel and operation of the garage. Operating income (loss) for rental properties consist of rental income. Operating income from investment transactions consist of net investment gain (loss) and dividend and interest income.

As of and for the year ended June 30, 2012	Hotel Operations	Real Estate Operations	Investment Transactions	Other	Total
Revenues	$ 42,462,000	$ 572,000	$ -	$ -	$ 43,034,000
Operating expenses	(35,724,000)	(278,000)	-	(902,000)	(36,904,000)
Income (loss) from operations	6,738,000	294,000	-	(902,000)	6,130,000
Interest expense	(2,724,000)	(116,000)	-	-	(2,840,000)
Loss from investments	-		(2,420,000)	-	(2,420,000)
Income tax expense	-		-	(46,000)	(46,000)
Net income (loss)	$ 4,014,000	$ 178,000	$ (2,420,000)	$ (948,000)	$ 824,000
Total assets	$ 36,481,000	$ 5,105,000	$ 12,221,000	$ 9,362,000	$ 63,169,000

As of and for the year ended June 30, 2011	Hotel Operations	Real Estate Operations	Investment Transactions	Other	Total
Revenues	$ 36,282,000	$ 553,000	$ -	$ -	$ 36,835,000
Operating expenses	(32,863,000)	(320,000)	-	(877,000)	(34,060,000)
Income (loss) from operations	3,419,000	233,000	-	(877,000)	2,775,000
Interest expense	(2,806,000)	(112,000)	-	-	(2,918,000)
Income from investments	-		7,035,000	-	7,035,000
Income tax expense	-		-	(1,796,000)	(1,796,000)
Net income (loss)	$ 613,000	$ 121,000	$ 7,035,000	$ (2,673,000)	$ 5,096,000
Total assets	$ 35,844,000	$ 5,168,000	$ 17,739,000	$ 8,545,000	$ 67,296,000

NOTE 16 - RELATED PARTY TRANSACTIONS

Certain shared costs and expenses, primarily administrative expenses, rent and insurance are allocated among the Company and InterGroup based on management's estimate of the pro rata utilization of resources. For the years ended June 30, 2012 and 2011, these expenses were approximately $144,000 for each respective year.

As of June 30, 2012, the Company has a note receivable from Intergroup in the amount of $654,000. See Note 8 – Other Assets, Net.

Four of the Portsmouth directors serve as directors of Intergroup. Three of those directors also serve as directors of Santa Fe. The three Santa Fe directors also serve as directors of Intergroup.

As Chairman of the Securities Investment Committee, the Company's President and Chief Executive Officer (CEO), John V. Winfield, directs the investment activity of the Company in public and private markets pursuant to authority granted by the Board of Directors. Mr. Winfield also serves as Chief Executive Officer and Chairman of Santa Fe and InterGroup and oversees the investment activity of those companies. Depending on certain market conditions and various risk factors, the Chief Executive Officer, his family, Santa Fe and InterGroup may, at times, invest in the same companies in which the Company invests. The Company encourages such investments because it places personal resources of the Chief Executive Officer and his family members, and the resources of Santa Fe and InterGroup, at risk in connection with investment decisions made on behalf of the Company.

In fiscal year ended June 30, 2004, the disinterested members of the Boards of Directors of the Company and its subsidiary, Portsmouth, established a performance based compensation program for the Company's CEO to keep and retain his services as a direct and active manager of the Company's securities portfolio. Pursuant to the current criteria established by the Board, Mr. Winfield is entitled to performance based compensation for his management of the Company's securities portfolio equal to 20% of all net investment gains generated in excess of an annual return equal to the Prime Rate of Interest (as published in the Wall Street Journal) plus 2%. Compensation amounts are calculated and paid quarterly based on the results of the Company's investment portfolio for that quarter. Should the Company have a net investment loss during any quarter, Mr. Winfield would not be entitled to any further performance-based compensation until any such investment losses are recouped by the Company. This performance based compensation program may be further modified or terminated at the discretion of the respective Boards of Directors. The Company's CEO did not earn any performance based compensation for the years ended June 30, 2012 and 2011.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Partnership leases equipment under operating leases with expiration dates through 2012.

Administrative Fees–General Partners

During each of the years ended June 30, 2012 and 2011, the general partners were paid a total of $562,000 and $468,000, respectively. The total amount paid represents the minimum base compensation of $285,000 each year plus $277,000 and $183,000 respectively, based upon the agreement.

Franchise Agreements

The Partnership entered into a Franchise License agreement (the License agreement) with the Hilton Hotels Corporation (Hilton) on December 10, 2004. The term of the License agreement is for a period of 15 years commencing on the opening date, with an option to extend the license agreement for another five years, subject to certain conditions.

Beginning on the opening date in January 2006, the Partnership paid monthly royalty fees for the first two years of three percent (3%) of the Hotel's gross room revenue for the preceding calendar month; the third year was at four percent (4%) of the Hotel's gross room revenue; and the fourth year until the end of the term will be five percent (5%) of the Hotel's gross room revenue. The Partnership also pays a monthly program fee of four percent (4%) of the Hotel's gross revenue. The amount of the monthly program fee is subject to change; however, the increase cannot exceed one percent (1%) of the Hotel gross room revenue in any calendar year, and the cumulative increases in the monthly fees will not exceed five percent (5%) of gross room revenue. Franchise fees for the years ended June 30, 2012 and 2011 were $3,008,000 and $2,574,000, respectively.

The Partnership also pays Hilton a monthly information technology recapture charge of 0.75% of the Hotel's gross revenues. Due to the difficult economic environment, Hilton agreed to reduce its information technology fees to 0.65%. For the years ended June 30, 2012 and 2011, those charges were $214,000 and $181,000, respectively, and are included as part of "General and administrative" expenses in the Statements of Operations.

Legal Matters

The Partnership is involved from time to time in various claims in the ordinary course of business. Management does not believe that the impact of such matters will have a material effect on the financial conditions or result of operations when resolved.

NOTE 18 – EMPLOYEE BENEFIT PLAN

Justice has a 401(k) Profit Sharing Plan (the Plan) for employees who have completed six months of service. Justice provides a matching contribution up to 4% of the contribution to the Plan based upon a certain percentage on the employees' elective deferrals. Justice may also make discretionary contributions to the Plan each year. Contributions made to the Plan amounted to $63,000 and $60,000 during the years ended June 30, 2012 and 2011, respectively.

Certain employees of Justice who are members of various unions are covered by union-sponsored, collectively bargained, multi-employer health and welfare and benefit pension plans. Justice does not contribute separately to those multi-employer plans.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, with the participation of the Company's Chief Executive Officer and Principal Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act) as of the end of the fiscal period covered by this Annual Report on Form 10-K. Based upon such evaluation, the Chief Executive Officer and Principal Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in ensuring that information required to be disclosed in this filing is accumulated and communicated to management and is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, for the Company. In establishing adequate internal control over financial reporting, management has developed and maintained a system of internal control, policies and procedures designed to provide reasonable assurance that information contained in the accompanying consolidated financial statements and other information presented in this annual report is reliable, does not contain any untrue statement of a material fact or omit to state a material fact, and fairly presents in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented in this annual report.

Management conducted an evaluation of the effectiveness of Company's internal control over financial reporting using the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under that framework, management concluded that the Company's internal control over financial reporting was effective as of June 30, 2012.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company's internal control over financial reporting during the last quarterly period covered by this Annual Report on Form 10-K that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

None to report.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The following table sets forth certain information with respect to the Directors and Executive Officers of the Company as of June 30, 2012:

Name	Position with the Company	Age	Term to Expire
John V. Winfield	Chairman of the Board; President and Chief Executive Officer [(1)]	65	Fiscal 2012 Annual Meeting
John C. Love	Director [(1)(2)]	72	Fiscal 2012 Annual Meeting
William J. Nance	Director[(1)(2)]	68	Fiscal 2012 Annual Meeting
Other Executive Officers:			
Michael G. Zybala	Vice President, Secretary and General Counsel	60	N/A
David T. Nguyen	Treasurer and Controller (Principal Financial Officer)	38	N/A

[(1)] Member of Securities Investment Committee
[(2)] Member of Audit Committee

Business Experience:

The principal occupation and business experience during the last five years for each of the Directors and Executive Officers of the Company are as follows:

John V. Winfield -- Mr. Winfield was first elected to the Board in May of 1995 and currently serves as the Company's Chairman of the Board, President and Chief Executive Officer, having been appointed as such in April 1996. Mr. Winfield is also the Chairman of the Board, President and Chief Executive Officer of the Company's subsidiary, Portsmouth, having held those positions since May of 1996. Mr. Winfield is Chairman of the Board, President and Chief Executive Officer of The InterGroup Corporation ("InterGroup"), a public company, and has held those positions since 1987. Mr. Winfield also serves as Chairman of the Board of Comstock Mining, Inc. (NYSE MKT: LODE), a public company in which he was elected a Director on June 23, 2011. Mr. Winfield's extensive experience as an entrepreneur and investor, as well as his managerial and leadership experience from serving as a chief executive officer and director of public companies, led to the Board's conclusion that he should serve as a director of the Company.

John C. Love -- Mr. Love was appointed a Director of the Company on March 5, 1998. Mr. Love is an international hospitality and tourism consultant. He is a retired partner in the national CPA and consulting firm of Pannell Kerr Forster and, for the last 30 years, a lecturer in hospitality industry management control systems and competition & strategy at Golden Gate University and San Francisco State University. He is Chairman Emeritus of the Board of Trustees of Golden Gate University and the Executive Secretary of the Hotel and Restaurant Foundation. Mr. Love is also a Director of Portsmouth, having first been appointed in March 1998 and a Director of InterGroup, having first been appointed in January 1998. Mr. Love's extensive experience as a CPA and in the hospitality industry, including teaching at the university level for the last 30 years in management control systems, and his knowledge and understanding of finance and financial reporting, led to the Board's conclusion that he should serve as a director of the Company.

William J. Nance -- Mr. Nance was first elected to the Board in May of 1996. Mr. Nance is also a director of Portsmouth. Mr. Nance is the President and CEO of Century Plaza Printers, Inc., a company he founded in 1979. He has also served as a consultant in the acquisition and disposition of multi-family and commercial real estate. Mr. Nance is a Certified Public Accountant and, from 1970 to 1976, was employed by Kenneth Leventhal & Company where he was a Senior Accountant specializing in the area of REITS and restructuring of real estate companies, mergers and acquisitions, and all phases of real estate development and financing. Mr. Nance is also Director of InterGroup, and has held such position since 1984. Mr. Nance also serves as a director of Comstock Mining, Inc. Mr. Nance's extensive experience as a CPA and in numerous phases of the real estate industry, his business and management experience gained in running his own businesses, his service as a director and audit committee member for other public companies and his knowledge and understanding of finance and financial reporting, led to the Board's conclusion that he should serve as a director of the Company.

Michael G. Zybala -- Mr. Zybala was appointed as Vice President and Secretary of the Company on February 20, 1998. He is also Vice President, Secretary and General Counsel of Portsmouth. Mr. Zybala is an attorney at law and has served as the Company's General Counsel since 1995 and has represented the Company as its corporate counsel since 1978. Mr. Zybala also serves as Assistant Secretary and counsel to InterGroup and has held those positions since January 1999.

David T. Nguyen – Mr. Nguyen was appointed as Treasurer of the Company on February 27, 2003. Mr. Nguyen also serves as Treasurer of InterGroup and Portsmouth, having been appointed to those positions on February 26, 2003 and February 27, 2003, respectively. Mr. Nguyen is a Certified Public Accountant and, from 1995 to 1999, was employed by PricewaterhouseCoopers LLP where he was a Senior Accountant specializing in real estate. Mr. Nguyen has also served as the Company's Controller from 1999 to December 2001 and from December 2002 to present.

Family Relationships: There are no family relationships among directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers.

Involvement in Certain Legal Proceedings: No director or executive officer, or person nominated or chosen to become a director or executive officer, was involved in any legal proceeding requiring disclosure.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and each beneficial owner of more than ten percent of the Common Stock of the Company, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten-percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of the copies of Forms 3 and 4 and amendments thereto furnished to the Company during its most recent fiscal year, or written representations from certain reporting persons that no Forms 5 were required for those persons, the Company believes that during fiscal 2012 all filing requirements applicable to its officers, directors, and greater than ten-percent beneficial owners were complied with.

Code of Ethics.

The Company has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Code of Ethics is filed as Exhibit 14 to this Report. A copy is also posted on the Santa Fe page of its parent company's website at www.intgla.com. The Company will provide to any person without charge, upon request, a copy of its Code of Ethics by sending such request to: Santa Fe Financial Corporation, Attn: Treasurer, 10940 Wilshire Blvd., Suite 2150, Los Angeles, CA 90024. The Company will promptly disclose any amendments or waivers to its Code of Ethics on Form 8-K.

BOARD AND COMMITTEE INFORMATION

Santa Fe is an unlisted company and a Smaller Reporting Company under the rules and regulations of the Securities and Exchange Commission ("SEC"). With the exception of the Company's President and CEO, John V. Winfield, all of Santa Fe's Board of Directors consists of "independent" directors as independence is defined by the applicable rules of the SEC and NASDAQ.

Procedures for Recommendations of Nominees to Board of Directors

There have been no changes to the procedures previously disclosed by which security holders may recommend nominees to the Company's Board of Directors.

Audit Committee and Audit Committee Financial Expert

Santa Fe is an unlisted company and a Smaller Reporting Company under SEC rules and regulations. The Company's Audit Committee is currently comprised of Directors William J. Nance (Chairperson) and John C. Love, each of whom are independent directors as independence is defined by the applicable rules of the SEC and NASDAQ, and as may be modified or supplemented. Each of these directors also meets the audit committee financial expert requirement based on their qualifications and business experience discussed above in this Item 10.

Item 11. Executive Compensation.

The following table provides certain summary information concerning compensation awarded to, earned by, or paid to the Company's principal executive officer and other named executive officers of the Company whose total compensation exceeded $100,000 for all services rendered to the Company for each of the Company's last two competed fiscal years ended June 30, 2012 and 2011. No stock awards, long-term compensation, options or stock appreciation rights were granted to any of the named executive officers during the last two fiscal years.

SUMMARY COMPENSATION TABLE

Annual Compensation

Name and Principal Position	Fiscal Year	Salary	Bonus	All Other Compensation	Total
John V. Winfield	2012	$ 267,000[1]	-	$ 43,000[2]	$ 310,000[1]
Chairman; President and Chief Executive Officer	2011	$ 267,000[1]	-	$ 43,000[2]	$ 310,000[1]
Michael G. Zybala	2012	$ 126,000	$ 12,000	-	$ 138,000[3]
Vice President, Secretary and General Counsel	2011	$ 122,000	-	-	$ 122,000[3]
David T. Nguyen	2012	$ 90,000	$ 10,000	-	$ 100,000[4]
Treasurer and Controller (Principal Financial Officer)	2011	$ 90,000	-	-	$ 90,000[4]

(1) Includes salary and director's fees received from the Company's subsidiary, Portsmouth, in the amounts of $134,000 for each of the fiscal years ended June 30, 2012 and 2011 and directors fees in the amount of $6,000 per year paid by Santa Fe. Does not include compensation received from Santa Fe's parent corporation, InterGroup, of $255,000 for each of the fiscal years ended June 30, 2012 and June 30, 2011.

(2) During fiscal 2012 and 2011, the Company and Portsmouth also paid combined annual premiums of $43,000, for each respective year, for split dollar whole life insurance policies, owned by, and the beneficiary of which is, a trust for the benefit of Mr. Winfield's family. Portsmouth's share of those premiums was $17,000 per year. These policies were obtained in December 1998 and provide for an aggregate death benefit of $2,500,000. The Company has a secured right to receive, from any proceeds of the policy, reimbursement of all premiums paid prior to any payments to the beneficiary.

(3) Includes salary and bonus paid by Portsmouth in the aggregate amount of $113,000 for fiscal year ended June 30, 2012 and salary of $98,000 for fiscal year ended June 30, 2011. Does not include $55,000 and $31,000 paid by Santa Fe's parent company, InterGroup, for fiscal years 2012 and 2011, respectively.

[4] Includes salary and bonus paid by Portsmouth in the amount of $50,000 for fiscal year ended June 30, 2012 and salary in the amount of $45,000 for fiscal year ended June 30, 2011. Does not include $100,000 paid by Santa Fe's parent company, InterGroup, for fiscal year 2012 and $90,000 for fiscal year 2011.

As a Smaller Reporting Company, Santa Fe has no compensation committee. Executive Officer compensation is set by disinterested members of the Board of Directors. Santa Fe has no stock option plan or stock appreciation rights for its executive officers. The Company has no pension or long-term incentive plans. There are no employment contracts between Santa Fe and any executive officer, and there are no termination-of-employment or change-in-control arrangements.

In fiscal year ended June 30, 2004, the disinterested members of the Boards of Directors of the Company and its subsidiary, Portsmouth, established a performance based compensation program for the Company's CEO to keep and retain his services as a direct and active manager of the Company's securities portfolio. Pursuant to the current criteria established by the Board, Mr. Winfield is entitled to performance based compensation for his management of the Company's securities portfolio equal to 20% of all net investment gains generated in excess of an annual return equal to the Prime Rate of Interest (as published in the Wall Street Journal) plus 2%. Compensation amounts are calculated and paid quarterly based on the results of the Company's investment portfolio for that quarter. Should the Company have a net investment loss during any quarter, Mr. Winfield would not be entitled to any further performance-based compensation until any such investment losses are recouped by the Company. This performance based compensation program may be further modified or terminated at the discretion of the respective Boards of Directors. The Company's CEO did not earn any performance based compensation for the years ended June 30, 2012 and 2011.

Internal Revenue Code Limitations

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), provides that, in the case of a publicly held corporation, the corporation is not generally allowed to deduct remuneration paid to its chief executive officer and certain other highly compensated officers to the extent that such remuneration exceeds $1,000,000 for the taxable year. Certain remuneration, however, is not subject to disallowance, including compensation paid on a commission basis and, if certain requirements prescribed by the Code are satisfied, other performance based compensation. Since InterGroup, Santa Fe and Portsmouth are each public companies, the $1,000,000 limitation applies separately to the compensation paid by each entity. Stock option expenses are also amortized over a several years. For fiscal years 2012 and 2011, no compensation paid by the Company to its CEO or other executive officers was subject the deduction disallowance prescribed by Section 162(m) of the Code.

DIRECTOR COMPENSATION

The following table provides information concerning compensation awarded to, earned by, or paid to the Company's directors for the fiscal year ended June 30, 2012.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash	All Other Compensation	Total
John C. Love	$46,000[1]	-	$46,000
William J. Nance	$46,000[1]	-	$46,000
John V. Winfield[2]	-	-	-

[1] Mr. Love and Mr. Nance also serve as directors of the Company's subsidiary, Portsmouth. Amounts shown include $8,000 in regular board and audit committee fees paid by Santa Fe and $8,000 in regular board and audit committee fees paid by Portsmouth. These amounts also include $30,000 in special hotel committee fees paid to Mr. Love and Mr. Nance by Portsmouth related to the oversight of its Hotel asset.

[2] As an executive officer, Mr. Winfield's directors fees are reported in the Summary Compensation Table.

The bylaws of Santa Fe permit directors to be paid a fixed sum for attendance at each meeting of the Board or a stated retainer fee as director. Each director is paid a fee of $1,500 per quarter for a total annual compensation of $6,000. This policy has been in effect since July 1, 1985. Members of the Company's Audit Committee also receive a fee of $500 per quarter.

Change in Control or Other Arrangements

Except for the foregoing, there are no other arrangements for compensation of directors and there are no employment contracts between the Company and its directors or any change in control arrangements.

Outstanding Equity Awards at Fiscal Year End.

The Company did not have any outstanding equity awards at the end of its fiscal year ended June 30, 2012 and has no equity compensation plans in effect.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth, as of August 31, 2012, certain information with respect to the beneficial ownership of Common Stock of the Company owned by those persons or groups known by the Company to own more than five percent of the outstanding shares of Common Stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership [1]	Percent of Class [2]
The InterGroup Corporation 10940 Wilshire Blvd., Suite 2150 Los Angeles, CA 90024	992,248	79.9%
John V. Winfield 10940 Wilshire Blvd., Suite 2150 Los Angeles, CA 90024	49,400	4.0%
The InterGroup Corporation and John V. Winfield as a group	1,041,648[3]	83.9%

(1) Unless otherwise indicated, and subject to applicable community property laws, each person has sole voting and investment power with respect to the shares beneficially owned.

(2) Percentages are calculated on the basis of 1,241,810 shares of Common Stock issued and outstanding as of August 31, 2012 plus any securities that the person has a right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights.

(3) Pursuant to a Voting Trust Agreement dated June 30, 1998, InterGroup has the power to vote the 49,400 shares of Common Stock owned by Mr. Winfield. As President, Chairman of the Board and a 62.6% beneficial shareholder of InterGroup, Mr. Winfield has voting and dispositive power over the shares owned of record and beneficially by InterGroup.

Security Ownership of Management.

The following table sets forth, as of August 31, 2012, certain information with respect to the beneficial ownership of Common Stock of the Company owned by (i) each Director and each of the named Executive Officers, and (ii) all Directors and Executive Officers as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2]
John V. Winfield	1,041,648[3]	83.9%
John C. Love	0[4]	-
William J. Nance	0[4]	-
Michael G. Zybala	0	-
David T. Nguyen	0	-
All Directors and Executive Officers as a Group (5 persons)	1,041,648	83.9%

[1] Unless otherwise indicated, and subject to applicable community property laws, each person has sole voting and investment power with respect to the shares beneficially owned.

[2] Percentages are calculated on the basis of 1,241,810 shares of Common Stock issued and outstanding as of August 31, 2012 plus any securities that person has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights.

[3] John V. Winfield is the sole beneficial owner of 49,400 shares of Common Stock. InterGroup is the beneficial owner of 992,248 shares of Common Stock. As the President, Chairman of the Board and a 62.6% shareholder of InterGroup, Mr. Winfield has voting and dispositive power with respect to the shares of Santa Fe owned of record and beneficially by InterGroup.

[4] John C. Love is a 0.9% shareholder of InterGroup as well as a Director thereof. William J. Nance is also a Director of InterGroup and a 2.4% shareholder.

Security Ownership of Management in Subsidiary

As of August 31, 2012, Santa Fe was the record and beneficial owner of 505,437 shares of its subsidiary, Portsmouth, and 91,852 shares are owned by Santa Fe's parent company InterGroup. The President and Chairman of the Board of Santa Fe and InterGroup has voting power with respect to common shares of Portsmouth owned by Santa Fe and InterGroup which represent 81.3% of the voting power of Portsmouth. No other director or executive officer of Santa Fe has a beneficial interest in Portsmouth's shares.

Changes in Control

There are no arrangements that may result in a change in control of the Company.

Securities Authorized for Issuance Under Equity Compensation Plans.

Santa Fe has no securities authorized for issuance under any equity compensation plans.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

As of August 31, 2012, Santa Fe and InterGroup owned 81.3% of the common stock of Portsmouth, and InterGroup and John V. Winfield, in the aggregate, owned approximately 83.9% of the voting stock of Santa Fe. All of the Company's Directors serve as directors of InterGroup and all three of the Company's Directors serve on the Board of Portsmouth.

Certain costs and expenses, primarily administrative salaries, rent and insurance, are allocated among the Company, its subsidiary, Portsmouth, and parent InterGroup based on management's estimate of the pro rata utilization of resources. During each of the fiscal years ended June 30, 2012 and 2011, the Company and Portsmouth made payments to InterGroup of approximately $144,000 for administrative costs and reimbursement of direct and indirect costs associated with the management of the Companies and their investments, including the partnership asset.

As Chairman of the Securities Investment Committee, the Company's President and Chief Executive officer, John V. Winfield, directs the investment activity of the Company in public and private markets pursuant to authority granted by the Board of Directors. Mr. Winfield also serves as Chief Executive Officer and Chairman of Portsmouth and InterGroup and oversees the investment activity of those companies. Depending on certain market conditions and various risk factors, the Chief Executive Officer, his family, Portsmouth and InterGroup may, at times, invest in the same companies in which the Company invests. The Company encourages such investments because it places personal resources of the Chief Executive Officer and his family members, and the resources of Portsmouth and InterGroup, at risk in connection with investment decisions made on behalf of the Company.

In December 1998, Board of Directors authorized the Company to obtain whole life insurance and split dollar insurance policies covering the Company's President and Chief Executive Officer, Mr. Winfield. During fiscal years 2012 and 2011, the Company paid annual premiums of $26,000 for the split dollar whole life insurance policy, owned by, and the beneficiary of which is, a trust for the benefit of Mr. Winfield's family. The Company has a secured right to receive, from any proceeds of the policy, reimbursement of all premiums paid prior to any payments to the beneficiary. During fiscal 2012 and 2011, Portsmouth also paid annual premiums of $17,000 for a split dollar policy also covering Mr. Winfield. The premiums associated with that spilt dollar policy are considered additional compensation to Mr. Winfield.

There are no other relationships or related transactions between the Company and any of its officers, directors, five-percent security holders or their families which require disclosure.

Director Independence

Santa Fe is an unlisted company and a Smaller Reporting Company under the rules and regulations of the SEC. With the exception of the Company's President and CEO, John V. Winfield, all of Santa Fe's Board of Directors consists of "independent" directors as independence is defined by the applicable rules of the SEC and NASDAQ.

Item 14. Principal Accounting Fees and Services.

Audit Fees - The aggregate fees billed for each of the last two fiscal years ended June 30, 2012 and 2011 for professional services rendered by Burr Pilger Mayer, Inc., the independent registered public accounting firm for the audit of the Company's annual financial statements and review of financial statements included in the Company's Form 10-Q reports or services normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those fiscal years, were as follows:

	Fiscal Year	
	2012	2011
Audit fees	$ 156,000	$ 186,000
Audit related fees	-	-
Tax fees	-	-
All other fees	-	-
TOTAL:	$ 156,000	$ 186,000

Audit Committee Pre-Approval Policies

The Audit Committee shall pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent registered public accounting firm, subject to any de minimus exceptions that may be set for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Committee prior to the completion of the audit. The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Committee at its next scheduled meeting. All of the services described herein were approved by the Audit Committee pursuant to its pre-approval policies.

None of the hours expended on the independent registered public accounting firms' engagement to audit the Company's financial statements for the most recent fiscal year were attributed to work performed by persons other than the independent registered public accounting firm's full-time permanent employees.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) Financial Statements

The following financial statements of the Company are included in Part II, Item 8 of this Report at pages 20 through 41:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets - June 30, 2012 and 2011

Consolidated Statements of Operations for years ended June 30, 2012 and 2011

Consolidated Statements of Shareholders' Equity (Deficit) for years ended June 30, 2012 and 2011

Consolidated Statements of Cash Flows for years ended June 30, 2012 and 2011

Notes to the Consolidated Financial Statements

(a)(2) Financial Statement Schedules

All other schedules for which provision is made in Regulation S-X have been omitted because they are not required or are not applicable or the required information is shown in the consolidated financial statements or notes to the consolidated financial statements.

(a)(3) Exhibits

Set forth below is an index of applicable exhibits filed with this report according to exhibit table number.

Exhibit Number	Description
3.(i)	Articles of Incorporation (Restated Articles of Incorporation, dated August 12, 1997, are incorporated by reference to the Company's Form 10-KSB for the year ended December 31, 1997, as filed with the Commission on March 31, 1998.
3.(ii)	Bylaws (as amended February 15, 2000) incorporated by reference to the Company's Form 10-KSB for the year ended December 31, 1999, as filed with the Commission on March 29, 2000).
4.	Instruments defining the rights of security holders including indentures (See Articles of Incorporation and Bylaws)*
10.	Material Contracts:
10.1	Amended and Restated Agreement of Limited Partnership of Justice Investors, effective November 30, 2010 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Report for the quarterly period ended December 31, 2010, filed with the Commission on February 11, 2011).
10.2	General Partner Compensation Agreement, dated December 1, 2008 (incorporated by reference to Exhibit 10.2 to Company's Form 10-Q Report for the quarterly period ended December 31, 2008, filed with the Commission on February 12, 2009).

10.3	Franchise License Agreement, dated December 10, 2004, between Justice Investors and Hilton Hotels (incorporated by reference to Exhibit 10.3 of the Company's amended report on Form 10-K/A for the fiscal year ended June 30, 2011, as filed with the Commission on August 24, 2012).
10.4	Management Agreement, dated February 2, 2012, between Justice Investors and Prism Hospitality, L.P. (incorporated by reference to Exhibit 10.4 of the Company's amended report on Form 10-K/A for the fiscal year ended June 30, 2011, as filed with the Commission on August 24, 2012).
14.	Code of Ethics (filed herewith).
21.	Subsidiaries (filed herewith).
31.1	Certification of Principal Executive Officer of Periodic Report Pursuant to Rule 13a-14(a) and Rule 15d-14(a). (filed herewith)
31.2	Certification of Principal Financial Officer of Periodic Report Pursuant to Rule 13a-14(a) and Rule 15d-14(a). (filed herewith)
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350. (filed herewith)
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350. (filed herewith)

* All exhibits marked by an asterisk have been previously filed with other documents, including Registrant's Form 10 filed on October 27, 1967, and subsequent filings on Forms 8-K, 10-K, 10-KSB, 10-Q and 10-QSB, which are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTA FE FINANCIAL CORPORATION
(Registrant)

Date: September 20, 2012

by /s/ John V. Winfield
John V. Winfield, President,
Chairman of the Board and
Chief Executive Officer

Date: September 20, 2012

by /s/ David T. Nguyen
David T. Nguyen, Treasurer
and Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title and Position	Date
/s/ John V Winfield John V. Winfield	President, Chief Operating Officer and Chairman of the Board (Principal Executive Officer)	September 20, 2012
/s/ David T. Nguyen David T. Nguyen	Treasurer and Controller (Principal Financial Officer)	September 20, 2012
/s/ Michael G. Zybala Michael G. Zybala	Vice President and Secretary	September 20, 2012
/s/ John C. Love John C. Love	Director	September 20, 2012
/s/ William J. Nance William J. Nance	Director	September 20, 2012

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

JOHN V. WINFIELD
Chairman of the Board, President, and Chief Executive Officer
Executive Officer of Santa Fe Financial Corporation, Portsmouth Square, Inc. and The InterGroup Corporation

JOHN C. LOVE
Director
Retired Partner Pannell Kerr Forster CPAs; International Hospitality and Tourism Consultant and University Lecturer

DAVID T. NGUYEN
Treasurer and Controller
Santa Fe Financial Corporation, Portsmouth Square, Inc. and The InterGroup Corporation

WILLIAM J. NANCE
Director
Certified Public Accountant; President, Century Plaza Printers, Inc. and Private, Consultant (real estate and banking)

MICHAEL G. ZYBALA
Vice President, Secretary, and General Counsel
Santa Fe Financial Corporation and Portsmouth Square, Inc.; Assistant Secretary and Counsel The InterGroup Corporation

---

ANNUAL REPORT ON FORM 10-K

A copy of the Company's Annual Report for the fiscal year ended June 30, 2012 to the Securities and Exchange Commission on Form 10-K may be also obtained upon written request to:

Michael G. Zybala, Secretary
Santa Fe Financial Corporation
10940 Wilshire Blvd., Suite 2150
Los Angeles, California 90024

The Company's Form 10-K for the fiscal year ended June 30, 2012 and its Quarterly Reports on Form 10-Q are also available on the Santa Fe page of The InterGroup Corporation's website www.intgla.com and through the Securities and Exchange Commission's website www.sec.gov.

AUDITORS
Burr Pilger Mayer, Inc.
600 California Street,
Suite 1300
San Francisco, CA 94108

STOCK TRANSFER AGENT
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